2023

ANNUAL INFORMATION FORM

Westport Fuel Systems

Effective date March 25, 2024

Reference and Forward-Looking Information
In this Annual Information Form (“AIF”) references to "Westport Fuel Systems,” "Westport,” "the Company,” "we,” "us" and "our" refer to Westport Fuel Systems Inc. and its subsidiaries, collectively, unless the context otherwise requires. All dollar amounts set forth in this AIF are in U.S. dollars unless specifically stated otherwise. Except where otherwise indicated, all information presented is as of December 31, 2023.
Some of the historical data, statistics, and certain other industry information contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations. Industry consultants and publications generally state the information provided was obtained from reliable sources. We have not independently verified any of the data from third party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.
Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may,” "would,” "could,” "will,” "intend,” "plan,” "anticipate,” "believe,” "estimate,” "expect,” "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties and are based on several assumptions, all of which are outlined in Schedule "A": Forward Looking Information. While the Company has a reasonable basis for such forward-looking statements, readers are cautioned that actual results may vary materially from the forward-looking statements in this AIF.

WESTPORT FUEL SYSTEMS INC. 2023 ANNUAL INFORMATION FORM | 1

Corporate Structure
Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 1691 West 75th Avenue, Vancouver, British Columbia V6P 6P2. Our registered office is 4500, 855 2nd Street SW, Calgary, Alberta T2P 4K7. In 2016 we amended our articles to change our name from Westport Innovations Inc. to Westport Fuel Systems Inc. following a merger with Fuel Systems Solutions Inc. on June 1, 2016.
The following chart includes our principal operating subsidiaries as of March 25, 2024, and, for each subsidiary, its place of organization and our percentage of voting interests beneficially owned or over which we exercise control or direction. The structure is not necessarily indicative of our operational structure.

*A definitive agreement has been concluded with Uno Minda, and closing is anticipated for Q2 of 2024, which will affect the percentage of Minda Westport Technologies owned by the Company. More information is provided in the Long-Term Investments section.

Westport Fuel Systems Inc.
(Alberta, Canada)
100%
Westport Fuel Systems Canada Inc.
(British Columbia, Canada)
100%
Westport Fuel Systems AB
(Sweden)
100%
Westport Fuel Systems Italia S.r.l
(Italy)
100%
Westport Power Systems (Kunshan) Co. Ltd.
(China)
100%
Westport Fuel Systems Netherlands B.V.
(Netherlands)
100%
Stako Sp. z o.o.
(Poland)
100%
TA Gas Technologies S.A.
(Argentina)
99.98%
Rohan BRC Gas Equipment Private Limited
(India)
50%
Minda Westport Technologies Limited
(India)

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About Westport Fuel Systems

Driving Cleaner Performance
Westport is a leading global organization for the engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Gaseous fuels such as liquified petroleum gas (“LPG”), natural gas, biomethane, and hydrogen provide alternatives to common liquid fossil fuels like gasoline and diesel fuels in many applications, offering environmental, economic, and energy security benefits. Westport is the leading supplier of advanced fuel delivery components and systems that address lower emissions regulations to create a greener and cleaner tomorrow. By creating a path to carbon neutrality, our technologies deliver the performance and fuel efficiency required by transportation applications and deliver the environmental benefits that address climate change and urban air quality challenges.

Using Westport's high pressure direct injection (“HPDI”)1 technology, our products include HPDITM fuel system, a complete fully original equipment manufacturers2 ("OEM")-integrated gaseous fuels system, enabling diesel engines to operate with a range of clean-burning fuels including natural gas, biomethane, hydrogen, LPG, or methanol, without any performance or efficiency compromises relative to the base diesel engine platform. As part of our portfolio of solutions, our LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.

Headquartered in Vancouver, British Columbia, Canada, with operations in Europe, Asia, North America, and South America, we serve customers in more than 70 countries with leading global transportation brands through a network of distributors, service providers for the aftermarket and directly to OEMs and Tier 1 and Tier 2 OEM suppliers. We also provide delayed OEM (“DOEM”) offerings and engineering services to our customers and partners globally. Today, our products and services are available for passenger cars and light-, medium- and heavy-duty trucks and off-road applications.

As new stringent environmental regulations mandating greenhouse gas emission (“GHG”) and air pollutant reductions have been introduced in key global markets, we are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our significant operational competency in well-established transportation markets, new technology development gives us a strong position in gaseous alternative fuel systems which is driving future growth opportunities. With a decade-long track record of innovation and specialized engineering capabilities, we possess a strong and unique intellectual property position as evidenced by our substantial patent portfolio, trade secrets and copyrights and other intellectual property right.

1 HPDI is short for High Pressure Direct Injection. Westport HPDI systems provide complete injector “tip-to-tank” OEM solutions that allow the same internal combustion engines that are in fleets now, the ability to shift the system to run on natural gas or hydrogen instead of diesel.
2 An original equipment manufacturer (OEM) is defined as a company whose goods are used as components in the products of another company (https://www.investopedia.com/terms/o/oem.asp)

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GOTHENBURG, SWEDEN
Support Office
CALGARY, AB
Production and
Tech Center
EINDHOVEN,
NETHERLANDS
Production and
Tech Center
SLUPSK, POLAND
Production
VANCOUVER, BC
Corporate Head Office
Tech Center
CAMBRIDGE, ON
Tech Center
BRESCIA, ITALY
Production
CHERASCO, ITALY
Production and
Tech Center
CHANGZHOU, CHINA
Global Facility
Currently Under Construction
BUENOS AIRES,
ARGENTINA
Production

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Market Overview

Overview of the Market
Economic development and the increase in global population are two significant factors that drive the ever-growing demand for transportation. The need to move people and freight is driven by an increasing global economy -- the world needs solutions that are clean, affordable, and scalable.
Several dynamics are driving the global alternative fuel market growth including increasingly stringent government regulations focused on carbon reduction, the parallel growth of renewables, increased product availability, fuel availability, and affordability.
Regulatory
Government regulation and social pressure are driving accelerated global demand and adoption of reduced emission vehicles. More stringent standards and accelerated timelines within the passenger car market have drawn much of the focus. Emissions standards continue to tighten and are also forcing changes in the heavy-duty vehicle segment.
In the long-term, fossil fuels are anticipated to be replaced by low/zero emission propulsion systems for transportation. The transition will be a multi-decade process and regulation will vary across developed and emerging markets, shaping the adoption of various technologies. Feasibility, cost, and development time are factors in creating a true zero emissions solution which is compelling, but not practical for all vehicle platforms. However, alternative fuels such as natural gas, hydrogen and biomethane are proven to deliver significant well-to-wheel reductions in carbon emissions, and our expertise in these alternative fuels positions Westport to play a significant role in the decarbonization of the transportation industry.3
Carbon neutrality objectives, carbon dioxide ("CO2") emissions, and fuel efficiency standards for vehicles are all critical considerations in future regulatory requirements as governments worldwide are targeting lower fuel consumption and lower CO2 emissions beginning in 2025. The increasing levels of supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in its key markets.
Europe
The European Union ("EU") is an important jurisdiction that has historically supported the adoption of alternative fuel for lower emissions.
The EU is currently targeting a quicker transition to lessen its reliance on Russian fossil fuels which has driven both the expansion of biomethane plants and revised hydrogen production targets.
•EU CO2 emission standards currently have targets to reduce the CO2 emissions of new heavy-duty vehicles by 15% in 2025 and 30% in 2030 relative to the baseline value reported between 2019 and 2020. The 2023 revision of these targets is currently being finalized, with new proposed overall targets of 45% reduction in 2030, 65% in 2035 and 90% in 2040. Industry projections show the path to decarbonization will require the use of a variety of low/zero carbon solutions including biomethane and hydrogen.
•The revision of the CO2 emissions standards for heavy-duty vehicles also proposes to amend the definition of a zero-emission vehicle and set the threshold at 3gCO2/ton-km for trucks, thus enabling hydrogen internal combustion engine vehicles, including those using pilot ignition technologies such as Westport’s HPDI fuel system, to classify under this label alongside battery electric and fuel cell vehicles.
•New car and van fleets must reduce average emissions by 15% in 2025, 55% by 2030 for cars (50% for vans) and 100% by 2035 relative to 2021 baseline levels. The European Commission will make a proposal for registering vehicles exclusively using CO2 neutral fuels after 2035. It will also develop a common EU methodology, by 2025, for assessing the full life cycle of CO2 emissions of cars and vans placed on the EU market, as well as for the fuels and energy consumed by these vehicles. In January 2024 the UK government turned its zero-emission vehicle mandate into law, mandating that 80% of new cars and 70% of new vans be zero emission vehicles by 2030.
•In 2023 the EU finalized the revision of its regulations on the deployment of alternative fuel infrastructure ("AFIR"), which is expected to play a crucial role in driving the growth of the alternative fuel vehicle market. The new legislation sets mandatory national targets for recharging points at least every 60 km on main roads by the end of 2025 and hydrogen refueling infrastructure at least every 200 km on main roads by the end of 2030. This hydrogen refueling infrastructure must be designed for a minimum cumulative capacity of one ton per day and equipped with at least a 700-bar dispenser, making it suitable to refuel both light and heavy-duty vehicles. These new requirements come on top of the existing regulations for a minimum liquefied natural gas ("LNG") refueling infrastructure to be in place by 2025, which represents an indicative distance of approximately 400 km between stations on the roads linking major cities and nodes.4
•The REPowerEU package was adopted in February 2023. It is a plan that aims to rapidly reduce dependence on Russian fossil fuels and fast forward the green transition, in which biomethane and hydrogen are expected to play a
3 Allied Market Research (December 2022): Heavy-Duty Truck Market, Forecast and Size
4 lternative Fuels Infrastructure - European Commission (europa.eu); Directive - 2014/94 - EN - EUR-Lex (europa.eu);

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key role.5 REPowerEU has set a target of 35 billion cubic meters (bcm), additional biomethane production per year by 2030, and 20 million tons (Mt) of renewable hydrogen supply by 2030.
•In December 2023, a provisional agreement was reached on the new Euro 7 standards to further reduce air pollutant emissions from road transport, as part of the European Green Deal's zero-pollution ambition. For passenger cars and vans, negotiators agreed to maintain the current Euro 6 test conditions and exhaust emissions limits but extend particle number measurement down to 10nm (PN10). For buses and trucks, the agreed text includes stricter limits for exhaust emissions measured in laboratories and in real driving conditions. Euro 7 will be the first emission standards worldwide to set limits for emissions from brakes and tires. It also introduces stricter lifetime requirements for all vehicles and minimum battery durability requirements. The new standards will apply from mid-2026 for passenger cars and vans and from 2028 for trucks and buses.

North America:
Government agencies in both the United States (U.S.) and Canada have committed to continue cutting emissions from cars, trucks and transport vehicles while focusing on increasing emissions standards.
•In December 2022, the U.S. Environmental Protection Agency (“EPA”) adopted a final rule, “Control of Air Pollution from New Motor Vehicles: Heavy-Duty Engine and Vehicle Standards,” that sets stronger emissions standards to further reduce air pollution. This includes pollutants that create ozone and particulate matter, from new heavy-duty vehicles and engines starting in model year (“MY”) 2027.
•In April 2023, the EPA announced a proposal for more stringent standards to reduce greenhouse gas emissions from heavy-duty vehicles beginning in MY 2027. The EPA is proposing stronger CO2 standards for MY 2027 vehicles and an additional set of CO2 standards that would become increasingly more stringent each model year from MY 2028 through to 2032. The draft was submitted to the White House for review in December 2023, which is the last step towards finalization.
•In June 2023, the EPA adopted the Renewable Fuel Standard (“RFS”) program for 2023-2025, establishing the applicable volumes and percentage standards for cellulosic biofuel, biomass-based diesel, advanced biofuel, and total renewable fuel. This rule includes steady growth of biofuels for use in the nation’s fuel supply until 2025.
•In December 2023, the Government of Canada published its final Electric Vehicle Availability Standard. These regulations set zero emission vehicle ("ZEV") sales targets for manufacturers and importers of new passenger cars, sport utility vehicles ("SUVs"), and pickup trucks. The regulations require that at least 20% of new vehicles sold in Canada will be zero emission by 2026, at least 60% by 2030, and 100% by 2035.
•An increasing number of U.S. states are adopting similar ZEV regulations for new light-duty passenger vehicles. California requires that 100% of new vehicles be ZEVs by 2035, and 10 other states have adopted similar standards beginning in 2026 or 2027: Colorado, Delaware, Maryland, Massachusetts, New Mexico, New York, Oregon, Vermont, Virginia, and Washington. Additional states have adopted California’s current ZEV regulations, and altogether over 40% of the North American vehicle market could have similar ZEV requirements by 2027.
•For medium and heavy-duty vehicles, the California Air Resources Board (“CARB”) requires all new medium- and heavy-duty vehicles sold in California to be a ZEV by 2045 as part of the Advanced Clean Trucks regulation. Zero-emission technologies are defined as battery electric and fuel cell electric vehicles. Beginning in 2024, manufacturers seeking certification for Class 2b through Class 8 chassis or complete vehicles with combustion engines will be required to sell zero-emission trucks as an increasing percentage of their annual California sales. On top of it, CARB’s Advanced Clean Fleets (“ACF”) Regulation approved in April 2023 requires fleets above 50 trucks to purchase minimum ZEV percentages from 2024, reaching 100% between 2035 and 2042 depending on the vehicle categories. In November 2023, the CARB held a workshop on hydrogen internal combustion engines and their use in California’s trucks. However, CARB has no current plan to make a regulatory change on this topic until the agency sees some data and results of current test programs.
•The U.S. Inflation Reduction Act (“IRA”) of 2022 supports investment in clean fuel production, refueling infrastructure and vehicles including renewable natural gas ("RNG") and hydrogen and represents the single largest investment in climate and energy in American history. The IRA actively promotes hydrogen and RNG by introducing a new clean fuel production credit and reinstalling expired alternative fuel credits until 2024; making “energy storage technologies” (including hydrogen storage) eligible for the investment tax credit; revising the clean vehicle credit for passenger vehicles and introducing a substantial credit for clean commercial vehicles, a key use case for hydrogen; and reviving and expanding the alternative fuel station credit which will foster more alternative fuel fueling stations.
•California is a historic leader in RNG transportation, achieving negative average carbon intensity in 2020, driven by the Low Carbon Fuel Standard. The CARB 2022 Scoping Plan for Achieving Carbon Neutrality lays out a path to achieve targets for carbon neutrality and reduce anthropogenic GHG emissions by 85% below 1990 levels no later than 2045. The actions and outcomes in the plan will achieve among other things significant reductions in fossil fuel combustion by deploying clean technologies and fuels.
5 The European Commission (https://commission.europa.eu): Priorities; The European Green Deal; REPowerEU: affordable, secure and sustainable energy for Europe

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•Canada’s Hydrogen Strategy is aimed at clean hydrogen, delivering up to 30 percent of Canada's energy by 2050, making Canada one of the top three producers of clean hydrogen globally.
China:

Until recently, China followed the European emissions standards, with China 5/V vehicle emission standards aligned with those of Euro 5/V for light- and heavy-duty vehicles. However, the newer China VI standards are more stringent than their European counterparts in some respects. China VI called for application of Euro VI standards for all new heavy-duty vehicles starting in mid-2021. China VI-b implemented in July 2023 introduces slightly more stringent testing requirements and portable emissions monitoring including anti-tampering monitoring and remote diagnostics data reporting that are expected to enhance real-world emissions compliance. Even though the timeline of “China VII” is not determined, China intends to continue updating emission and fuel consumption standards. New standards would likely be implemented from 2030, requiring stricter limits on nitrogen oxides (NOx), new cold start requirements, as well as improved on-board diagnostics (OBD) and remote monitoring systems. China is currently preparing the national “fourth stage” of fuel consumption limit that is expected to require a 15% reduction of CO2 emissions for diesel heavy-duty vehicles. LNG trucks may be included in its “fifth stage” of national compulsory fuel consumption standards.

Annually, China emits more CO2 than the entire developed world combined and will likely face tremendous challenges to meet its 2030 and 2060 carbon emissions reduction targets, particularly in the class 8 truck transportation industry. To meet these targets, China has set goals for new energy vehicles to reach 20% of total auto sales by 2025 from about 5% in 20206, with primary focus on electrical vehicles ("EV"), plug-in hybrid electric vehicles ("PHEV"), and fuel cell electric vehicles ("FCEV"). China has also been at the forefront of natural gas vehicle ("NGV") adoption globally, with about 10 million NGVs in service, though mainly passenger vehicles.

•In 2023, the sales of LNG and CNG heavy-duty trucks reached over 150,000 units.7 Adoption of natural gas trucks has been on the rise, mainly due to the widening price difference between diesel and natural gas. The natural gas truck market is expected to be further boosted in 2024, and sales may surpass 250,000 units.8

•LNG, biomethane and hydrogen are expected to play a key role in China’s transport mix. The Chinese government funded 64 biomethane pilot projects and 1,400 biogas plants. China is the largest hydrogen producer in the world. Hydrogen mobility is seen as crucial to decarbonize China’s transport sector. The country has set a target of having a fleet of 50,000 hydrogen vehicles by the end of 2025, focused primarily on medium- and heavy-duty trucks. China has built over 400 hydrogen refueling stations, ranking first in the world in the number of hydrogen refueling stations, 280 of which are operational.9

•In December 2023, China’s State Council published an action plan to improve air quality. The plan contains a series of measures to achieve bluer skies by 2025, which include developing a low-carbon transport system. According to the plan, “new energy” vehicles should account for no less than 80% of new or updated buses, taxis and other urban public transport vehicles in key areas of the Beijing-Tianjin-Hebei region and its surrounding areas, as well as the Yangtze River Delta region and the Fenwei Plain.
Fuel Availability
Alternative fueling infrastructures are growing rapidly, a direct result of tighter global emissions standards. The creation of a fueling station network is essential to meeting the targets and demand predictions for 2030 and beyond. Renewables specifically have grown significantly over the past decade, making them both more scalable and widely available. Greater fuel availability for biomethane and hydrogen drives faster adoption and is crucial for reaching decarbonization targets.
Biomethane is making a substantial impact currently and has the capability to make a much larger one. The use of biomethane as a transport fuel bolsters the environmental case for gas-based vehicles and can fully replace natural gas as a source of fuel without any changes required to the engine. The case for using biomethane for transport is strongest in transport segments where electrification is a more challenging prospect, such as long-haul road freight and shipping. These areas are currently experiencing the greatest adoption, due to climate benefits and availability. Biomethane is a well-to-wheel climate reduction solution that is available today.

Liquified Petroleum Gas
•The network of LPG stations is the most mature, covering 70 countries, expanding slightly in some regions, with over 29,000 stations in the EU and 45,000 in all of Europe (including Turkey and Ukraine) in 2022.
6 New energy vehicles to make up 20% of China's new car sales by 2025 | Reuters
7IHS Markit Services (Accessed in March 2024)
8 China's LNG import growth still hangs in the balance despite natural gas price decline | S&P Global Commodity Insights (spglobal.com); Over Half of China’s Trucks Could Be Fueled by Natural Gas in 2024, Foton Motor Says (yicaiglobal.com)
9 https://hydrogen-central.com/china-tops-world-hydrogen-stations-fueling-clean-energy-future/#google_vignette

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Natural Gas and Renewable Natural Gas (Biomethane)--Compressed Natural Gas and Liquefied Natural Gas
•China has the largest existing natural gas infrastructure in the world with 9,000 compressed natural gas ("CNG") stations and 3,000 LNG stations.
•Europe has over 4,000 CNG stations and the number of LNG fueling stations continues to grow steadily, exceeding 700 stations at the end of 202310. Many of these stations are supplying increasing shares of biomethane.
•The U.S. has 1,680 CNG stations available and 50 planned; 144 LNG stations available and 38 planned.11 Expanded RNG production from dairy and swine digesters continues to drive the carbon intensity of RNG used in transportation in California further below zero.
Hydrogen
Heavy-duty transport is expected to play a significant role in the demand of hydrogen in Europe where hydrogen refueling infrastructure needs to be available at least every 200 km on main roads by 2030. The European Automobile Manufacturers’ Association estimates that 700 truck-suitable hydrogen refueling stations will be needed in Europe to meet the CO2 reduction of 45% by 2030.12
Almost all the hydrogen stations in the U.S. are in California or Hawaii and designed to refuel cars, with more under development in the Northeastern U.S. and the Pacific Northwest. The U.S. government's goal is 200 hydrogen stations in California by 2025, growing to 1,000 stations by 2030.The supply/demand equation is expected to balance out as the increased availability of hydrogen is expected to lead to decreased costs.
Approximately 800 hydrogen refueling stations were in operation worldwide, including 450 in Asia (300 public), 250 in Europe (200 public) and close to 100 in North America (65 public), and many more being commissioned in all regions.

Market Size
The world is growing. The amount of goods that need transport is increasing as well. The transportation industry aspires to get more goods to more people in a cleaner, more efficient, and affordable way. About 1.5 billion vehicles13 are on the road, and the global transportation industry is currently producing nearly 90 million new vehicles each year.14
Heavy-Duty

OEM production is largely back on track following disruptions due to the COVID-19 pandemic and related disturbances in global logistics and supply chain systems and is now facing an environment of increased regulation on vehicle emissions. The heavy-duty truck market is currently valued at approximately $205 billion and is expected to grow over the next five years.15

In 2023, diesel constituted 95.7% of new truck registrations, which recorded a growth of approximately 15% in EU diesel truck sales. As the regulatory landscape continues to evolve, we can expect a switch to biomethane and, in the future, hydrogen to occur to meet OEM emissions requirements as well as customer requirements for power and efficiency.16

Globally, there are more than 23 million natural gas-fueled vehicles17 on the road, representing nearly 2% of the global road fleet.18 This transition to natural gas is expected to accelerate as more stringent carbon regulations drive the conversion to lower emission options including alternative fuels like LNG, bio-methane, and hydrogen. Our lead customer, using Westport's HPDI technology, continues to increase its natural gas transportation market share in Europe.

Passenger Car
Collecting data about the global LPG conversion market continues to change and evolve as several countries worldwide do not have a formal approval process in place. The world market of LPG/CNG conversion kits is estimated to be an excess of one million units19

10 Gas Vehicle Association (NGVA Europe); https://www.ngva.eu/stations-map/
11 https://ngvamerica.org/fuel/ngv-station-map#/find/nearest?fuel=CNG,%20LNG
12 https://www.acea.auto/press-release/truck-and-bus-co2-standards-ambition-levels-for-all-stakeholders-must-be-aligned/
13 “Here’s About How Many Cars Are There in The World in 2023”, by Rob Stumpf, October 17, 2023, Refer to the online publication, The Drive
14 “Estimated worldwide motor vehicle production from 2000 to 2022”, published by Martin Placek, August 29, 2023, https://www.statista.com/statistics/262747/worldwide-automobile-production-since
15Allied Market Research (April, 2023): Heavy-Duty Trucks Market - Growth, Trends, COVID-19 Impact, and Forecasts (2023-2028)
16 European OEM Association
17 Natural Gas Vehicle Association of America (2024)
18 Natural Gas Vehicle Association of America (2024)
19 Westport Fuel Systems Analysis (2022)

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Market Dynamics
Automotive Industry Trends
The following is a brief description of several key automotive industry trends that are shaping our long-term strategy20:

Continuing focus on reducing vehicle energy consumption and CO2 emissions	•Sustainability and regulatory considerations accelerating push for more efficient, cleaner alternative fuel systems and components
OEM cooperative alliances/consolidation	•Joint platform development and costs sharing/joint purchasing
Increase in R&D spending	•Significant development and engineering costs for OEMs may drive increased outsourcing to suppliers and collaboration
New forms of data collection to redeploy for new services which could lead to new revenue models.	•The digitalization and datafication of vehicles have become more of a focal point for OEMs, providing each OEM the ability to personalize the driver's experience, which can strengthen brand loyalty.

Near Term Industry Challenges

Global Supply Chain Challenges and Inflationary Environment
While OEM production is back on track after COVID-19, there are other disruptions that we are closely monitoring and making efforts to mitigate, including the impact of the global shortage of semiconductors, raw materials and parts on our businesses; however, we do not expect this shortage to affect our long-term growth.The global semiconductor supply, raw materials shortages and inflationary pressure on production input costs continued to affect the automotive industry and will continue to impact our business for the foreseeable future. Our production and end-customer demands are materially impacted by the prolonged supply chain disruption, which continue to put pressure on our margins.

Furthermore, due to the ongoing conflict in the Middle East and continuing attacks on cargo ships in the Red Sea, hundreds of vessels are avoiding the Suez Canal and disrupting global supply chains. These vessels are being forced to reroute around southern Africa vastly increasing transport times and freight costs. This global disruption to the international trade routes has put additional pressure on the Company’s supply chain and the automotive sector as a whole. We continue to monitor the situation to mitigate transportation delays and costs to the Company.

Fuel Prices

Although we have seen a recent decline in LNG and CNG pricing, it has remained above historical levels in 2023. This volatility extends to liquid fuels including crude oil, diesel, and gasoline, given uncertainty in supply levels and European geopolitical risk due to the Russia-Ukraine conflict. Higher gaseous fuel price negatively impacts the price differential of gaseous fuels versus diesel and gasoline, which may impact our customers' decisions to adopt such gaseous fuels as a transportation energy solution in the short-term. We continue to observe softness in demand in our heavy-duty and light-duty OEM sales volumes caused by the uncertainty over the elevated prices of CNG and LNG relative to diesel and gasoline in Europe. Despite pressure on CNG and LNG prices, the increased LPG price differential to gasoline in Europe since the end of 2022 continued in 2023 and was favourable to customer demand, which supported increased sales in our fuel storage business.
20 Westport Fuel Systems Analysis (2022)

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Industry Growth Drivers

Aligning industry and economies with the targets laid out in the Paris Agreement—limiting global warming to well below 2°C, while pursuing efforts to limit the increase to 1.5°C continues to drive the replacement of legacy systems powered by fossil fuels with low carbon energy sources such as renewables. While natural barriers such as substantial increases in costs and the evolving regulatory environments, particularly when it comes to decarbonizing hard-to-abate sectors such as transportation, there has been significant advances, leading to steady growth opportunities. And, steady change will be critical regarding fuels used to achieve CO2 reductions needed to meet various countries' requirements and hydrogen is one of the solutions that industries are turning to.21

Globally, hydrogen will play a crucial role in decarbonizing the transportation industry—enabling a clean and resilient energy system. In 2023, committed investments in hydrogen end uses have reached more than USD 7.5 billion, with the most significant investments in Europe (total committed investments of USD 4.5 billion). By sector, mobility [transportation] has the highest committed investments (USD 4.5 billion) followed by the power sector (USD 1.2 billion).22

With investments and growth underway, deployment and the overall decarbonization of the transportation industry can only move as fast as the ecosystem allows. On the road today, our LNG HPDI 2.0 fuel system is a first step towards decarbonization. As industry and infrastructure gradually mature hydrogen appears to be a viable future fuel of choice. We are focused on delivering practical solutions for the decarbonization of a critical sector of the economy. Specifically:

•To meet the demand for decarbonization, the heavy-duty transport sector urgently needs cleaner engines and fuels and technological advances.

•To succeed, policies governing the transition to a net-zero future in heavy transport must take a technology-open approach.

•To achieve a meaningful reduction in emissions, more countries must adopt fuel economy and CO2 emissions standards for heavy-duty vehicles, support technological development in the sector, and implement low-emission vehicle mandates.

Our HPDI fuel system features the only natural gas technology retaining the performance and efficiency of a diesel engine. The only way to reduce GHG emissions is to support all existing clean solutions, including biomethane (both in compressed and liquified forms) and hydrogen, to accelerate the decarbonization of road transport.  The transition, specifically to hydrogen, will take time due to continued regulatory uncertainty and increasing costs.

21 https://www.un.org/en/climatechange/paris-agreement
22 Hydrogen Insights 2023: The state of the global hydrogen economy, published by The Hydrogen Council

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Market Dynamics | Competitive Conditions

Competitive Conditions and Advantages

Tier 1 Suppliers
The competitive conditions on the journey toward zero emissions in a post-pandemic world continued to intensify. The rapid rise of electrification, disruptive technologies, CO2 regulations, managing supply chain interruptions, and workforce talent management are all areas of intense competition.
For many Tier 1 suppliers, the formula for success during this sustainable transportation transition has shifted significantly from creating competitive advantage through operational efficiencies in the short term to a longer-term strategy of leveraging existing assets and building new competencies. Transport sector decarbonization goals will need to combine multiple and complementary solutions to reduce GHG emissions - but which combination will win? Aggressive moves in existing and new markets will be rewarded with positioning and market share gains in a new and emerging competitive landscape.
As a Tier 1 supplier we have the unique opportunity to position our organization as a global supplier with innovative technology products and systems. We are tackling climate change head-on. We are dedicated to driving cleaner performance for transportation with affordable fuel system solutions - across audiences, across global regions, across fuels, and across applications that meet existing and future emissions regulations.
Powertrains – No One Size Fits All
We recognize there will be a diversity of powertrains used throughout the world. Our competitive advantage is the ability to adapt and deliver today with existing manufacturing and fueling infrastructures.
Our products and related technologies compete with:
•Manufacturers of on-engine and off-engine components and systems for alternative fuels
These companies produce components, manufacture, and assemble complete systems, and may also manufacture or assemble conversion kits used to convert vehicles fueled by diesel or gasoline to an alternative fuel.
•Conversion specialists
These companies convert vehicles to run on alternative fuels by installing alternative fuel components or systems on vehicles or by installing aftermarket components and conversion kits that were originally fueled by diesel or gasoline.
•Conventional spark-ignited or direct injection combustion technology
These incumbent technologies such as engines powered by diesel or gasoline produced by global manufacturers, hold a large market share in our target applications. Although we compete with these systems, our business is based on the conversion of these platforms to alternative fuels.
•Hydrogen-powered engines: H2ICE and Fuel Cell Electric Vehicles ("FCEVs") system suppliers
In the hydrogen economy there are two technologies: FCEVs and hydrogen internal combustion engines (H2ICE). FCEVs generate electricity from hydrogen in a fuel cell used to power the electric motor, whereas H2ICE burns hydrogen in an internal combustion engine.

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Our Business and Strategy | Three Year History

Our Business History and Strategy
Three Year Lookback

2024
On March 11, we announced the signing of a definitive agreement with Volvo Group (“Volvo”) to establish a joint venture (“JV”) to accelerate the commercialization and global adoption of Westport's HPDI fuel system technology for long-haul and off-road applications.

On February 26, we announced a proof-of-concept project with a global OEM that supplies power solutions for marine applications to test Westport's HPDI fuel system utilizing methanol for marine applications (the "Project"). The Project, is expected to start in the first quarter of 2024, will be fully funded by the OEM, and is planned to run for approximately nine months.

On January 16, 2024, we announced Daniel Sceli as the Company's new President and Chief Executive Officer and a member of Westport’s Board of Directors (the "Board").

2023
On December 19, we announced that we have been awarded a development program by a global heavy truck manufacturer to adapt its Next Generation LNG HPDI fuel system to meet the Euro 7 emissions requirements for heavy-duty vehicle applications. The value of the development program is estimated to be USD$33 million and will be funded by the original equipment manufacturer (OEM). Work on the program is already underway with a targeted launch of the new LNG and liquified biomethane fueled product within a few years.

On December 12, we announced the successful completion of a heavy transport demonstration with KAJ Inrikes and others, utilizing a H2 HPDI fuel system-equipped prototype truck hauling a trailer filled with IKEA home-furnishing products in Älmhult, Sweden.
On November 6, we announced an agreement with a leading global provider of locomotives and related equipment for the freight and transit rail industries, to adapt our hydrogen HPDI fuel system for use with the locomotive OEM engine design.

On October 10, we announced the successful completion of a heavy transport demonstration with our H2 HPDI fuel system equipped prototype truck hauling a refrigerated trailer in Madrid, Spain. The demo marks the first of its kind in Spain, representing an important step forward in the decarbonization of heavy transport for the country.

On August 22, we announced that David Johnson, Chief Executive Officer stepped down as Chief Executive Officer and resigned from the Board, effective immediately. Tony Guglielmin, who served on the Westport Board and as Chair of the Audit Committee, was appointed interim CEO.

On July 19, we announced that we entered into a non-binding letter of intent with Volvo to establish a JV to accelerate the commercialization and global adoption of Westport's HPDI fuel system technology for long-haul and off-road applications.

On June 29, we released our 2022 ESG report, outlining the Company's progress and areas of focus.

On June 21, we announced that we received a compliance letter from the American stock exchange, Nasdaq, notifying Westport that it has regained compliance with the minimum bid price requirements under Nasdaq listing rules.
On May 18, we filed a short form base shelf prospectus with Canadian securities regulatory authorities pursuant to which the Company may, from time to time, offer and issue up to an aggregate amount of $200 million common shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

On May 2, we announced that we will be displaying our HPDI fuel system on commercial vehicles during the Advanced Clean Transportation (ACT) Expo 2023 in Anaheim, California.

On May 1, we announced the appointment of our new Executive Vice President of Product Development and Chief Technology Officer, Fabien G. Redon.

On April 26, we announced our intention to consolidate the Common Shares of Westport on a 10-1 basis to restore compliance with the minimum bid price requirements under Nasdaq Stock Market LLC ("Nasdaq") listing rules. The consolidation became effective on June 6, 2023.
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Our Business and Strategy | Three Year History

On March 6, we announced a collaboration with a global OEM to evaluate the performance, efficiency and emissions of the OEM’s engine equipped with Westport’s H2 HPDI fuel system. This collaboration marks Westport’s third major OEM engagement evaluating its H2 HPDI fuel system to date.

On February 14, the Company received notice from the Nasdaq that it had regained compliance with the Nasdaq’s minimum bid price requirements.

On February 27, we announced plans to invest up to $10 million in a global manufacturing facility in Changzhou Hydrogen Valley, China.
2022
On December 13, we announced a collaboration with Johnson Matthey, a global leader in sustainable technologies, to develop an emissions after treatment system tailored to Westport’s proprietary H2 HPDI fuel system, with the goal of reducing or eliminating emissions.

On December 7, we announced that we were awarded a program to develop and supply LPG systems to a global OEM to accommodate some of its Euro 7 vehicle platforms. The program is forecasted to generate €40 million in annual revenue with production expected to begin in Q1 2025.
On November 29, we announced we would provide a strategic update and deep dive into the H2 HPDI fuel system at our 2022 Capital Markets Day on December 8, 2022 in Toronto, Canada.

On November 7, the Company announced that on November 3, 2022, it received written notice (“Notification”) from the Nasdaq notifying it that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2) (“Nasdaq Listing Rule”). In accordance with applicable Nasdaq procedures, the Company has 180 calendar days, or until May 2, 2023, to regain compliance with the Nasdaq Listing Rule. To regain compliance, the Company's ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

On October 26, the Company and Scania AB ("Scania"), a world-leading provider of transport solutions, announced impressive engine test results of Westport’s H2 HPDI fuel system for heavy-duty vehicle applications.

On September 30, we announced the resignation of Chief Financial Officer (“CFO”) Richard Orazietti and the appointment of William Larkin as successor CFO.

On September 28, we unveiled in Brussels to an audience of policy makers and industry representatives, our new H2 HPDI fuel system for heavy-duty vehicles that is expected to reduce CO2 emissions in alignment with EU decarbonization goals.
On August 29, we released our 2021 ESG report outlining the Company's accomplishments within the core ESG areas of carbon footprint, operational health and safety, diversity, equity and inclusion, responsible sourcing, human rights, and ESG governance.

On July 11, we announced that we had been awarded a program to develop and supply LPG systems for several vehicle applications for a global OEM. The program is forecasted to provide €38 million in revenue through the end of 2025, with production expected to begin in Q4 2023. We will provide fuel systems solutions for the Euro 6 applications to this OEM, supplying the entire LPG system from the fuel tank to the fuel injectors. In parallel, we announced that we were developing fuel systems to respond to future regulations including the proposed Euro 7 standards.
On May 3, we announced our H2 HPDI fuel system in a demonstrator truck enabled heavy-duty trucks to operate on biomethane (renewable natural gas) and natural gas with the same power, torque, efficiency, and performance as diesel engines, and with better results running on hydrogen, all while meeting global emissions regulations.
On February 7, we announced that Cummins Inc. ("Cummins") and Westport had. agreed to a share purchase agreement for the sale of Westport's stake in the Cummins Westport Inc. ("CWI") joint venture, for proceeds of approximately $22 million. Westport also sold certain of its rights in the intellectual property of CWI for additional proceeds of $20 million. Cummins and Westport also agreed to conduct an initial technical assessment of Westport's HPDI fuel system for potential use on Cummins' hydrogen applications, an application designed to directly inject a fuel into the combustion chamber of an ICE. Westport’s HPDI fuel system is designed to directly inject a fuel into the combustion chamber of an internal combustion engine.
On January 27, we announced that we had joined the internationally recognized Hydrogen Council (www.hydrogencouncil.com) as a supporting member. The Hydrogen Council is a global CEO-level advisory body providing a long-term vision for the vital role of hydrogen technologies in an energy transition for cleaner transportation solutions.

On January 25, we announced the appointment of Philip B. Hodge to the Westport Board. Mr. Hodge was later appointed as a member of the Audit Committee.

2021

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Our Business and Strategy | Three Year History

On December 16, we announced that we had refinanced a $20 million term loan from Export Development Canada ("EDC") providing for the extension of the maturity of the indebtedness to EDC and a reduction in interest rate.
On November 2, we announced the award of a tender issued by NAFTAL, a branch of SONATRACH, the national Algerian Oil & Gas company. Under the terms of the tender, Westport will supply 60,000 liquefied petroleum gas systems over the next 18 months with related spare parts for a total value of approximately €9 million.
On September 20, we released our 2020 ESG report outlining our progress and sharing our forward plans to evolve and mature an embedded ESG strategy.
On July 7, we announced a collaboration with TUPY and AVL List GmbH ("AVL") to develop a highly efficient hydrogen ICE for heavy goods transportation.
On June 8, we announced the closing of an underwritten marketed public offering of Common Shares in the U.S. and Canada for gross proceeds of $115,115,000. We issued 20,930,000 Common Shares, including 2,730,000 Common Shares following the exercise in full by the underwriters of their over-allotment option. The shares were issued at a price to the public of US $5.50 per share.
On May 28, we announced the acquisition of Stako sp. z o.o., the liquified petroleum gas fuel storage manufacturing subsidiary of Worthington Industries Inc. in a transaction valued at €5 million.
On March 18, we announced a co-investment with our Tier 1 global injector manufacturing partner to expand their production facility in Yantai, China to supply jointly developed and proprietary fuel injectors to the growing global market for Westport's LNG HPDI 2.0 fuel system.
On March 17, we announced that our Weichai Westport Inc. joint venture ("WWI") agreed to modified terms for the supply of Westport's LNG HPDI 2.0 fuel systems.
On March 15, we announced our inclusion in the S&P/TSX Composite Index.
On March 10, we announced the successful startup and initial trials of a heavy-duty ICE running on hydrogen fuel, using its patented and proprietary Westport HPDI fuel system.
On February 25, we announced a joint publication with AVL relating to their comprehensive analysis of the total cost of ownership for heavy-duty hydrogen fueled powertrains, applying inputs from our hydrogen simulations and operating costs for Westport's HPDI 2.0 fuel system with AVL’s existing total cost of ownership models for diesel and fuel cell powertrains.
On January 21, we announced we had agreed to commence a research project with Scania AB ("Scania") to apply our Westport HPDI 2.0 fuel system with hydrogen to the latest Scania commercial vehicle engine.
On January 7, we announced the appointment of Anthony Guglielmin to the Westport Board. Mr. Guglielmin was also appointed to the Audit and the Nominating and Corporate Governance Committees.

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Strategy
In many of our key markets including Europe, North America, and China, adoption of alternative fuels for transportation applications continues to increase and is expected to experience a step change increase as regulatory requirements become increasingly more stringent beginning in 2025. We are well positioned to deliver clean, affordable products that address these regulatory requirements now and into the future.
The foundation of our strategic pillars is based on the continued strength of our market position with a focus on extracting business efficiencies and improving financial strength. We strive to deliver valuable, impactful products and services to our global customers, enabling a collective contribution to a decarbonized transportation sector.
We remain committed to our priorities including driving sustainable growth in our existing markets, unlocking new and emerging markets, driving operational excellence, and extracting efficiencies through prudent capital management. Near-term however, the immediate priority is centered on closing the HPDI JV with Volvo and driving efforts to elevate the performance and efficiency of the core business and improve margins.
The closing of the HPDI JV is subject to certain conditions, including regulatory and government approvals. It is anticipated that it will become operational following the formal closing which is expected in the second quarter of 2024.
LNG pricing in Europe has returned to an advantageous position relative to diesel fuel and this price advantage is a key driver of fleet demand enabling fleets to run on cleaner fuel with reduced operating costs, that is, lower total cost of ownership--the key metric for fleets. And, with our planned HPDI JV, we expect to accelerate the commercialization of HPDI globally.
The planned HPDI JV is expected to expand our reach to a wider customer base, drive growth and innovation by bringing together its resources and strengthen Westport’s financial position.

1. Deliver Sustainability in our Existing Markets Through a Diversified Portfolio of Technology, Products, and Services
Our diverse portfolio of technology, products, and services are sold under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets around the world.
•Responsibly achieve sustainable profitability in key growth markets – Europe, North America, China, and India – and to satisfy the demand for clean, affordable, low emissions transportation with our diverse portfolio of technology solutions for low carbon gaseous fuels.
•Complement our growth and scale efficiencies through strategic mergers and acquisitions and corporate development activities.
2. Unlock New and Emerging Markets Through the Delivery of Cleaner, Affordable Transportation Solutions
Investing in innovation and delivering new technology to the market is a critical aspect to our future growth. We are building opportunities in our business that address global trends impacting the evolution and diversification of sustainable transportation fuel alternatives. This includes advancing our HPDI fuel system for hydrogen and LNG and our direct injection aftermarket technologies.
•Provide customers with the ability to preserve investments in capital and manufacturing infrastructure while achieving the goal of reducing their carbon footprint with Westport's H2 HPDI fuel system, and seamlessly integrated engineering services.
•Strengthen our product portfolio by identifying and addressing strategic opportunities for growth that complements our business and our technology.
3. Drive Operational Excellence and Reputation as a Tier 1 Supplier with Superior Quality and Reliability
Achieving operational excellence in our manufacturing and supply chain management is key to our strategic success. In addition, sustainability has been deeply engrained in our culture since our inception. The goal to increase profitability is predicated on our ability to enhance quality, production efficiency, and reliability that fosters strong long-term partnerships with OEMs, distributors, and customers. How well we perform as a steward of our environment, a safe operator and a diverse employer is tightly linked to our business success and our ability to create long-term value for our stakeholders. We will accomplish these in line with our ESG goals. Specifically:
•Continue to invest in innovative technologies to reduce GHG emissions throughout the value chain while embedding these efforts in our day-to-day business.
•Adhere to the Westport Quality Management System across all global operations, validated by requisite ISO certifications.
•Improve our business processes and interactions within our ESG framework to guide our actions and improvements.
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Through our annual ESG reporting, we share our approach to responsibly managing our environmental, social and governance practices with our business and other stakeholders.

4. Extract Efficiencies Through Prudent Capital Management Focused on Cost Optimization and Margin Expansion
•Establish the foundation required to enable Westport to achieve its strategic priorities through enhanced financial performance. Commitment to building transportation solutions that improve the environment and add prosperity to communities. Some of these priorities include: 1) realign cost structure including mitigating inflationary pressures; 2)focused site-specific margin improvements; and 3) optimizing current production portfolio.

Description of the Business

Our Brands
Our Products
Westport designs, manufactures, develops, validates, certifies, and sells alternative fuel (LPG, CNG, LNG, RNG, and hydrogen) components and systems for passenger cars and light-, medium- and heavy-duty commercial vehicles and off-highway applications.
Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and natural gas conversion kits and high-pressure hydrogen components. Our product portfolio also includes Westport’s HPDI fuel system, which is a complete fully-OEM-integrated solution that enables heavy-duty trucks to operate on natural gas, biomethane or hydrogen.

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Operating Business Segments
We manage and report the results of our business through three segments: OEM, IAM, and Corporate. Financial information related to each operating segment is provided in our financial statements for the year ended December 31, 2023, and in our 2023 Management's Discussion & Analysis ("MD&A").

CHANNELS TO MARKET
	Original Equipment Manufacturers		Independent Aftermarket
Market Segments	Light- and Medium-Duty	Heavy-Duty OEMs	Light- and Medium-Duty
Westport Products	Complete Fuel Systems	HPDI Fuel Systems	Conversion Kit Components
Fuels	LPG, CNG, LNG, RNG, and Hydrogen		CNG and LPG
Current Geographic Focus	Europe, China, North America		Italy, Argentina, India, Turkey, Poland,
OEM
We design, manufacture, and sell alternative fuel systems, components and electronics, and related engineering services, to OEMs that serve light-duty, medium-duty and heavy-duty customers.

Our product portfolio also includes the supply of hydrogen fuel system components for light-, medium- and heavy-duty applications, supporting the growing interest in fuel-cell and other hydrogen powered vehicles. Our customers include leading OEMs in this space like Plug Power and Ballard Power Systems and various Tier 1 suppliers. Today, our portfolio includes low pressure, 350 bar and 700 bar hydrogen fuel control components and solutions covering a complete spectrum of alternative fuel systems.
In the heavy-duty segment, Westport's LNG HPDI 2.0 fuel system is a complete fully-OEM-integrated system that enables heavy-duty trucks to operate primarily on natural gas. The Westport LNG HPDI 2.0 fuel system provides global OEMs with an integrated solution with attractive price, performance, and fuel economy and can be integrated into diesel engines of approximately 10 liters or higher displacement with minimal mechanical change.
We also provide DOEM solutions to address local market needs where an OEM alternative fuel vehicle platform is not available. The DOEM model is an opportunity for OEMs and their channels to increase local market share in countries with relevant alternative fuel presence with a shorter time to market, higher flexibility in tracking market demand and the ability to offer an extension of an LPG/CNG model range without requiring typical OEM investments.
We offer turnkey solutions covering all process phases including prototyping, development, calibration, validation, homologation, vehicle conversion and logistic services. Vehicle conversions are performed inside DOEM conversion centers (at 0km) either directly operated by Westport or in cooperation with local distributors or dealers.

•We design, develop, certify, integrate, sell and support best-in-class bi-fuel systems to enable petrol vehicles to operate with LPG or CNG. We offer a range of bi-fuel products under various brand names, for the latest petrol direct injection engines as well as for port injection petrol engines. Our bi-fuel systems are available for a range of market applications, including emissions-leading markets and developing markets, through our DOEM channels and a network of distributors and importers, enabling end users to achieve emissions benefits and operating cost savings by consuming clean and affordable gaseous fuels.
•We also offer systems for diesel-powered vehicles in developing markets, enabling operation with clean and affordable gaseous fuels. Our dual fuel conversion systems are tailored for medium to large-sized fleet, ensuring a high level of system integration and optimal fuel utilization.

Independent Aftermarket
The world market for LPG/CNG conversion kits is estimated to be in the range of an excess of 1 million units per year23 and Westport is recognized as a leader, with roughly 25% market share globally. Our rich portfolio of IAM products, conversion kits and components allow for the conversion of vehicles after being sold to the end-user through an extensive network of dealers and installers.
Our diverse and complete product offerings are sold under various recognized brands including BRC, Prins, Zavoli, OMVL, TA Gas Technology, Vialle and Valtek, and range from premium to value solutions, allowing us to support a broad spectrum of IAM business. Our primary markets include Italy, Argentina, Turkey, and Poland.
23 Westport Fuel Systems Analysis (2022)
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Corporate Business Segment
The Corporate business segment is responsible for public company activities, corporate oversight, financing, capital allocation and general administrative duties, such as securing our intellectual property.
Long-Term Investments
Weichai Westport Inc. (WWI)24
WWI is our joint venture in China with Weichai Holdings Group Co., Ltd., China's largest manufacturer of heavy-duty truck engines. Weichai Holdings Group Co., Ltd., specializes in research and development, R&D manufacturing, and sale of diesel engines for varying transportation sectors including trucks, buses and construction machinery.
The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is the registered holder of a 23.33% equity interest in WWI. In April 2016, we sold a derivative economic interest to Cartesian granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all the equity securities of Westport HK for a nominal amount. We retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. In December 2023, the Company, through its wholly-owned subsidiary, Westport HK, signed an equity transfer agreement with WWI for the 4.55% economic interest.

Minda Westport Technologies
Since 2009, Westport Fuel Systems Italia S.r.l. (“WFS Italia”) and Uno Minda Limited (“Uno Minda”) operated Minda Westport Technologies Limited (“MWTL”) as 50/50 joint venture partners. On September 12, 2023, as part of a restructuring initiative of the business of the WFS Group in India, WFS Italia and Uno Minda entered into a Memorandum of Understanding in which WFS Italia agreed to sell 26% off its shareholding in MWTL and the assets of its subsidiary, Rohan BRC Gas Equipment Private Limited (“RBRC”) for 3.2 million Euro (with closing adjustments)25. All definitive agreements have been concluded and closing is anticipated for Q2 of 2024. Thereafter, WFS Italia will have a minority stake of 24% and has entered into agreements with MWTL to supply WFS Products (parts and technical services). Production at the manufacturing facility of RBRC at Ahmedabad, Gujarat ceased in Q4 of 2023.

Innovation, Research and Development

Intellectual Property
Our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans and enable the successful commercialization of our proprietary products. Our intellectual property strategy is designed to be adaptive to our target markets in supporting the commercial launch of new products while maintaining Westport’s long-term competitive advantage. As a result, we rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology.
We use patents as the primary means of protecting our technological advances and innovations. They include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating, and choosing strategic inventions to protect through the timely filing and prosecution of patent applications. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights, and to strategically protect anticipated major commercial markets.

Research and Development
It is intended that following closing of the JV, all work undertaken to advance HPDI including the recently announced proof-of-concept and development projects will be completed by the JV.

24 The current organizational chart on page 2 is reflective of up until March 25, 2024 and does not take into account the anticipated closing to take place Q2 of 2024.
25The organizational chart on page 2 reflects Westport’s corporate structure as at March 25, 2024, and does not consider the anticipated closing with Uno Minda which is anticipated to take place in Q2 of 2024.
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HPDI Fuel System
We continue to develop the Westport HPDI fuel system and components to simplify the system architecture, improve engine performance and thermal efficiency, ensure compliance with future emission regulations including Euro 7, further reduce GHG emissions, and extend the durability of certain key components. These R&D activities are intended to position the next generation of the market-leading Westport HPDI fuel system for long-term compatibility with anticipated advancements in diesel base engine platforms, including higher peak cylinder pressure, that are expected to be introduced in the next generations of diesel engine platforms. In late 2023 we announced a major OEM development program to develop and apply the Next Generation LNG HPDI fuel system to meet Euro 7 emissions requirements for heavy duty vehicle applications.
H2 HPDI Fuel System
We are adapting the Westport HPDI fuel system to operate with high-pressure hydrogen, which is expected to enable near zero or net zero CO2 emissions by using zero carbon hydrogen fuel in the most economical way. In addition, HPDI will yield significant benefits in total cost of ownership compared to other low-emission transportation solutions such as fuel cell electric vehicles and battery electric vehicles. Adapting the HPDI fuel system for operation with hydrogen is expected to require only modest development of the existing on-engine HPDI fuel system components, and to leverage existing, commercially available high-pressure hydrogen storage and fuel delivery equipment (complemented by our own GFI branded line of high-pressure components). Most of the work necessary to adapt the HPDI fuel system to operate with hydrogen is expected to be technology and product development for onboard hydrogen compression, and overall system integration and injection calibration development to optimize the combustion, performance, and emissions of the resulting H2 HPDI fuel system. In 2023, we announced two projects with OEMs, to apply our H2 HPDI fuel system to OEM engines.
Hydrogen Components
Westport, through its GFI brand, is a leader in the development and supply of fuel containment and fuel pressure management components for hydrogen fuel storage and fuel delivery systems. With 700 bar hydrogen fuel storage and fuel delivery systems improving the fuel storage density versus existing 350 bar hydrogen systems, we are investing in the development and commercial launch of a comprehensive range of 700 bar hydrogen components, including automated shutoff valves for hydrogen storage cylinders, fuel pressure regulators, and pressure relief devices, to complement our existing, extensive product line of 350 bar components.

Production and Operations
The majority of our production operations are localized to respond quickly and efficiently to customer and market demands and to assure a high level of service and support.
Europe
Manufacturing activities are carried out in several plants located in Italy (Cherasco, Brescia), Netherlands (Eindhoven) and Poland ("Slupsk"). Our facilities contain automated assembly lines, sophisticated lathes, milling and cutting equipment, robots to perform machining, assembly of critical electronic components, automated test lines, and robotic welding machinery. Our Italian plants are certified to ISO 9001, IATF 16949 and ISO 14001 standards. In the Netherlands, products are assembled and packaged in NEN-EN-ISO-9001:2015 certified facilities. In Poland, the plant is IATF 16949 certified.
All activities related to production planning and commercial management of Westport's LNG HPDI 2.0 fuel system are coordinated from our office in Gothenburg, Sweden, to enable rapid response to demand. At our Brescia plant, which supplies components for major OEM customers in the passenger car and medium duty segment, we also assemble LNG tanks to meet customer demands for Westport's LNG HPDI 2.0 fuel system, as well as future needs for cryogenic tanks and systems. At our plant in Cherasco, LPG components and systems are assembled for the aftermarket and for OEM customers, LPG alternative fuel systems are installed on cars owned by customer automakers, and electronic boards are produced for the automotive market. At our plant in Slupsk tanks for the OEM and aftermarket segments are produced and distributed through an extensive global dealer network.

Asia
Please see the Long- Term Investments--Minda Westport Technologies section above.
South America
In Buenos Aires, CNG reducers, valves and injectors are manufactured by TA Gas Technology and distributed in Argentina, Brazil, Perú, Colombia, Bolivia and Mexico.

Operational Procurement
We organize operational planning into different models to adapt to our diverse customer base and expectations. We operate to optimize our inventories based on customer deliveries, or in a traditional manufacturing planning technique that directly undertakes operational procurement activities. Our procurement is divided into three general categories depending on the type of goods: raw materials, commercial off-the-shelf parts, and custom-made-to-order parts.
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•Raw materials are typically sourced from large-scale trading partners and are purchased at a fair market value when benefit can be gained. When practical, we will sign long-term agreements on commodity pricing to access lower market prices.
•Commercial off-the-shelf parts are typically sourced in local regions and can be shared across the organization to ensure a consistent supply where it is needed and to leverage our purchasing power.
•Custom made-to-order parts are sourced from strategic suppliers, or jointly developed with partners, to ensure the best combination of price, quality and delivery. Our supply base is subject to our general terms and conditions or unique long-term supply agreements and is subject to reviewing key performance indicators to ensure we are getting optimal performance and value.

Environmental and Social Policies
At Westport, we encourage every member of our organization to make a daily commitment toward creating transportation solutions that enhance the well-being of people and the environment while contributing to the sustainability of our communities. To help fulfill our commitments, Westport aims to hasten the impact of the energy transition by bringing innovative products to market while attracting, engaging, and retaining top-tier talent by fostering a creative and inclusive culture. Westport's commitment to health and safety remains paramount, and we leverage robust governance practices to facilitate prudent decision-making in the face of risks, ultimately maximizing value creation.
Throughout 2023, we successfully implemented our Corporate Environmental Policy, which underscores our awareness of the necessity for ongoing initiatives and projects dedicated to minimizing the environmental footprint of our organizational activities. The policy is one way Westport is committed to helping shape the practices of our suppliers, customers, and other stakeholders, aligning with our dedication to sustainability and responsible corporate citizenship. 2023 also was the year we initiated collaboration with Ecovadis Sustainability Rating.26 The partnership will aim to enhance the engagement of Westport's suppliers while fostering a deeper comprehension of how, collaboratively, we can contribute to environmental betterment.
Internally, efforts and advancements have been made to alleviate Westport's impact, including active participation in decarbonization workshops, and preparing for ISO 14001 certification in one of our manufacturing facilities in Poland—the second-largest employer within the group.
Westport's Human Rights Policy and Diversity Policy guides our daily operations. Through our commitments, our actions have been recognized in several jurisdictions:
•Major facilities in Italy and Poland were recognized with an Excellence Award and a certificate for Special Collaboration with the Commission, both presented by the Regional Equal Opportunities Commission.

•The facility in Poland earned recognition as a Friendly Workplace by Marka Pracodawcy,27 highlighting our efforts in integration, and fostering development opportunities.

•The Italian facility has successfully obtained certification in alignment with UNI PdR 125:2022, a distinguished Italian acknowledgment awarded to companies showcasing a dedication to implementing policies and practices that promote gender equality in the workplace.

•The factories in Brescia and Cherasco underwent an assessment conducted by the external certification body RINA28 to ensure compliance with the GRI standard. Both factories achieved a commendable rating, signifying proficient management of all ESG aspects.
Westport’s climate-related disclosures are available in the Carbon Disclosure Project (CDP)29 and ESG Reports, all available on our website https://wfsinc.com/ in the "Sustainability at Westport" section.

Human Resources and Related Policies
We employ a highly educated and experienced team of professionals focused on the development and commercialization of a portfolio of products and technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provides them with specific training relating to our product and technology portfolios and retains consultants and contract workers with specific expertise when appropriate. Each employee is required to execute confidentiality and proprietary rights agreements and must certify to having read, understood, and agree to abide by our Code of Conduct. Online training is also conducted to ensure, our global and diverse workforce is empowered to do the right thing, for the right reason, and in the right way.
26 https://ecovadis.com/
27 https://markapracodawcy.pl/stako-z-certyfikatem-i-nagroda-friendly-workplace-2023/
28 https://www.rina.org/en/about-us/at-a-glance
29 CDP is a not-for-profit organization that runs the global disclosure system for companies to manage their environmental impacts (https://www.cdp.net/en)
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As of December 31, 2023, our global workforce was approximately 1715 individuals, which includes direct employees, individuals contracted directly for twelve months or longer and temporary or seasonal workers. Our workforce includes, but is not limited to, a mix of engineers, manufacturing technicians, and commercial professionals that have experience with alternative fuel systems, combustion technologies, controls and engine management, and fuel storage and delivery systems, including cryogenics and high-pressure storage and delivery systems. Our direct employees are represented by labor unions in Italy and Argentina.

We are committed to a workplace free of discrimination and harassment. Our expectations for individual integrity and ethical, moral, and legal conduct are outlined in the Code of Conduct which applies to everyone within the organization, including directors, officers, employees, contractors, agents, and consultants who act on behalf of Westport in any business dealings. An anonymous ethics hotline is made available as an avenue for employees to raise concerns about corporate conduct. Our whistleblower policy includes the reassurance that individuals will be protected from reprisals or victimization for "whistle blowing" in good faith.

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Risk Factors
An investment in our business involves risk, and readers should carefully consider the risks described below and in our other filings on the SEDAR website. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operations or prospects. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.
Risks Related to our Business and the Automotive Industry
Our products face, and will continue to face, significant competition from competing alternative powertrain technologies, including from incumbent technologies, and in particular increased market competition with respect to aftermarket kit providers. As the market for natural gas engine products continues to grow, this competition may increase. New developments in technology may negatively affect the development or sale of some or all our products or make our products noncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies. In addition, the terms of some of our joint venture agreements allow for the potential for the introduction of competing products in certain markets by our joint venture partners.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies (such as fuel cell and battery electric technologies), including other fuel systems and in particular increased competition with respect to natural gas tanks and aftermarket kit providers. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Many existing manufacturers have or had natural gas engine programs and could develop new engines without our help or components, using more conventional technologies or technologies from competitive companies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, biodiesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines, and new fuels in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or unregulated emissions performance, including CO2 reduction; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
The market for vehicles with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption.
Vehicles with alternative fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or to pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the future cost of diesel, gasoline and other alternative fuels that may be used by competitive technologies; the ability to successfully build the refueling infrastructure necessary for our systems; changes to regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product. If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the investments we will have made in the development of our products and may never achieve profitability.
Our technologies have been commercialized in heavy-duty trucks, medium-duty vehicles, and light-duty vehicles, and they have been demonstrated in high horsepower applications. However, we do not know whether we will successfully grow all of these market offerings as required to realize a long-term sustainable business where higher volumes are important drivers to bring costs in line with customer expectations.
Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate.
Natural gas, hydrogen and methanol must be carried on board in liquefied or compressed form and refueling infrastructure is not as well developed as gasoline and diesel fuel infrastructure in many jurisdictions. Although alternative refueling infrastructure is expanding, there can be no assurance of the successful expansion of the availability of such infrastructure to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles with our technology is unlikely to develop.

The acceptance of low carbon fueled engines may depend in large part on the price differential between low carbon fuels and diesel after incentives. Current oil price volatility and natural gas price volatility may change what has historically been a price advantage for natural gas, including RNG, hydrogen, biogas, and LPG. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, availability of shale gas, pipeline transportation capacity for natural gas, refining capacity for crude oil, exports for refined products and government excise and fuel tax policies and geopolitical pressures such as those arising from the conflict between Russia and the Ukraine. There can be no assurance that natural gas, RNG, hydrogen, biogas or LPG will remain less expensive than diesel and gasoline fuels.
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This may impact upon potential customers' decisions to adopt gaseous fuels as a transportation energy solution in the short term.
While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there are indications this may change regarding fossil natural gas, where some jurisdictions are keen to move to incentive for only carbon neutral or carbon free fuels. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulfur diesel fuel. There can be no assurance that these policies, mandates, and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued, if current requirements are relaxed, or if other regulations (for example those related to zero carbon) are implemented that may impact our business, we may experience a material impact on our competitive position.
Failure of our products to perform as expected could negatively impact our ability to develop, market and sell our products.
If our products contain defects in design and manufacture that cause them not to perform as expected or that require repair, our ability to develop, market and sell our products could be impaired. While we attempt to address any identified product issues as effectively and rapidly as possible, any lack of timeliness may impede production or not satisfy our customers. While we have performed extensive quality control on our products, we cannot provide assurance that we will be able to detect and fix all defects in our products prior to their sale to or installation for customers.
Any product defects, delays or legal restrictions on product features, or other failure of our products to perform as expected, could harm our reputation and result in delivery delays, product recalls, product liability claims, breach of warranty claims, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected.
The design and manufacture of gaseous fuel systems is a capital-intensive business, and the specific timing of cash inflows and outflows may fluctuate substantially from period to period. We have made strides in improving the profitability of our businesses especially with the growth of our Heavy-Duty OEM business using Westport's HPDI fuel system technology, but until we are consistently generating positive free cash flows, we may need or want to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our organic cash flows from operations, the costs of developing and manufacturing our current or future products, to pay any significant unplanned or accelerated expenses or for new significant strategic investments, or to refinance our indebtedness, even if not required contractually. We need sufficient capital to fund our ongoing operations, ramp up our production of HPDI, and continue R&D projects for future generations of our products and/or technologies. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our financial condition, results of operations, business and prospects could be materially and adversely affected.
Management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements for fiscal year 2023 were issued. The 2023 consolidated financial statements were prepared because the Company will continue as a going concern. See Consolidated Financial Statements for additional details on the Company’s discussion on going concern.
We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with certain suppliers, certain of these manufacturers may presently be the sole supplier of key components for our products, and we are dependent on their ability to source materials, manage their capacity, workforce, and schedules as well as their ability to ramp up capacity and maintain quality and cost to support our production requirements. For several reasons, including but not limited to shortages of parts, labor disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner on terms acceptable to us or at all, our ability to manufacture certain products may be harmed, and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that are in global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, carrying inventory and locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
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We conduct business in foreign markets that carry risk.
We conduct a substantial portion of our business in numerous foreign markets around the world that carry risks relating to: political and economic uncertainty, including those related to nationalization, war, civil unrest, insurrection, acts of terrorism, and other political risk; corruption risks; high inflation; trade, customs and tax risks; currency exchange rates; limitations on the repatriation of funds; competition to attract and retain qualified employees; risks of pandemics or other outbreaks of illness, disease or virus; expropriation of property and equipment; and other risks associated with conducting business internationally, including other actions by governments that may adversely affect our operations. Expansion of our business internationally to where gaseous fuel systems are opening due to favorable climate change-related regulation is an important element of our long-term strategy. Consequently, our exposure to the risks described above may be greater in the future and the potential risks to us will vary from country to country and are unpredictable. The occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.
We derive a substantial portion of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, we cannot provide assurance that future developments, including changes in government, civil unrest, changes in laws or other disturbances, would not have an adverse impact on our ongoing operations, and thus not have an adverse impact on our operational and financial results.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
We conduct certain of our operations through joint ventures under contractual arrangements under which we share some or all management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: (1) failure of our joint venture partner(s) to satisfy contractual obligations; (2) strategic objectives of joint venture partner(s) that may differ from our own; (3) potential conflicts between us and our joint venture partner(s) that lead to delays in decision-making; and (4) additional complexity and limitations to implement some or all of our operational policies, Code of Conduct and controls, or control legal and regulatory compliance, within the joint venture(s). Employees or agents of our joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. FCPA. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on several of our products as part of our product development cycle, and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for several reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent to natural gas, LPG, hydrogen and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and are potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business, and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
Natural gas, LPG, hydrogen, and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us.
Natural gas, LPG and hydrogen are flammable gases and are potentially hazardous products. Our operations, including our R&D and manufacturing processes, are subject to all the risks and hazards inherent to natural gas, LPG and hydrogen and products that use these gases, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of natural gas, fires, explosions and other damages.  Although we believe that our procedures for using, handling, storing and disposing of natural gas, LPG, hydrogen and other hazardous materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from natural gas, LPG, hydrogen and other hazardous materials and we may incur liability as a result of such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our insurance and other
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resources, in which event Westport Fuel Systems could incur significant costs that could have a material adverse effect upon its financial condition.
We could lose or fail to attract the human capital necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing, and operating human capital. As we develop additional capabilities, we may require more skilled employees. Given the highly specialized nature of our products, our employees must be highly skilled and have a sound understanding of our industry, business, or technology. Recruiting employees for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified employees, there can be no assurance that we will continue to attract and retain the human capital needed for our business. The failure to attract or retain qualified employees could have a material adverse effect on our business.
Warranty claims could be higher than forecasted.
There may be a risk that the warranty accrual included in our cost of product revenue is not sufficient, and we may recognize additional expenses, including those related to litigation, because of warranty claims in excess of our current expectations. Such warranty claims may necessitate a re-design, re-specification, a change in manufacturing processes, and/or recall of our products, which may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially. Even in the absence of any warranty claims, a product deficiency such as a manufacturing defect or a safety issue could be identified, necessitating a product recall, which could have an adverse impact on our finances and on existing or future sales.
We may have difficulty responding to significant demand growth for our products.
As products are launched, sales may be more than we expect. During periods of quicker than anticipated expansion, we may have difficulty expanding the scope of our operations to match the increased demand. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
We may not realize the anticipated benefits from joint ventures, investments, or acquisitions.
Our current joint ventures, and any future joint venture, investment, or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. We have historically and may, in the future, seek to expand our business through acquisitions, investments and/or joint ventures. Any such transactions will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions, specifically, involve a number of risks including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and employees of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key employees of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key human capital, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We have foreign currency risk.
Although we report in U.S. dollars, many of our operating expenses are in Canadian dollars and Euros. Foreign exchange gains and losses are included in the results of operations. Moreover, a majority of our revenue is in Euros and a portion is in U.S. dollars. A decline in the U.S dollar relative to the Canadian dollar, or a decline in the Euro relative to the U.S. dollar could negatively impact margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations.
We are at risk of cyber based attacks.
Westport Fuel Systems' information technology systems serve an important role in the operation of its business. Westport Fuel Systems relies on various technologies to operate its production facilities, interact with customers, vendors, and employees and to report on its business. Interruption, failure or unsuccessful implementation and integration of Westport Fuel Systems information technology systems could result in material and adverse impacts on the Company’s financial condition, operations, sales, and reputation and could also result in damage to Company operations. Westport Fuel Systems' information technology systems and networks could be interrupted or fail due to a variety of causes, such as natural disaster, fire, power outages, vandalism, or cyber-based attacks. Any such interruption or failure could result in operational disruptions or the misappropriation of sensitive or proprietary data that could subject Westport Fuel Systems to civil and criminal penalties, litigation or have a negative impact on the Company’s reputation. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not negatively impact the Company’s cash flows and have a material
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adverse effect on its business, operations, financial condition, and operational results. Although to date Westport Fuel Systems has not experienced any material losses relating to cyber risks, there can be no assurance that Westport Fuel Systems will not incur such losses in the future. Given the increased use in remote access to the Company's information technology systems, our exposure to any cyber risks may be increased. Westport Fuel Systems' risk and exposure cannot be fully mitigated due to the nature of these threats. Westport Fuel Systems Information Technology leadership continues to develop and enhance internal controls, policies and procedures designed to protect systems, servers, computers, software, data and networks from attack, damage, or unauthorized access. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.
Legal, Regulatory and Other Related Risks
Our failure to comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations.
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. We are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act (the "CFPOA") and the U.S. Foreign Cupt Practices Act (“FCPA”), as well as similar laws in the countries in which we conduct business. In recent years, the U.S. Department of Justice and the Securities and Exchange Commission (“SEC”) and the Royal Canadian Mounted Police have brought an increasing number of FCPA and CFPOA enforcement cases for non-compliance, many resulting in very large fines, penalties and deferred criminal prosecutions. A company may be liable for violations by its employees, contractors, and third-party agents. Our Code of Conduct, Anti-Bribery and Corruption policies and programs mandate compliance with anti-bribery and corruption laws. Notwithstanding these policies and programs, there can be no assurance that all employees and third-party intermediaries working on our behalf will comply with anti-bribery and corruption laws, which would result in significant penalties, fines and/or sanctions imposed on us, and/or have a material adverse effect on our operations.
We could become involved in legal proceedings and commercial or contractual disputes, which could have a material adverse effect on our business, results of operations and financial condition.
From time to time, we may be involved in proceedings or disputes with other parties arising in the ordinary course of business that may result in litigation. If we are unable to resolve these disputes favourably, it may have a material adverse impact on the financial condition, cash flow and results of operations of the Company. Such proceedings or disputes are typically claims that arise in the ordinary course of business, including, without limitation, commercial or contractual disputes, and other disputes with customers and suppliers, joint venture parties, intellectual property matters, tax matters and employment matters. The outcome with respect to outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to Westport and could have a material adverse effect on the Company's assets, liabilities, business, financial condition and results of operations. Even if the Company prevails in any such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from business operations, which could have an adverse effect on Westport’s financial condition.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects and may result in the loss of our ability to exclude others from practicing our technology. If we do not adequately ensure our ability to use certain technology, we may have to pay others for the right to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties' own intellectual property rights are necessary to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and, in some cases, it is difficult to define with precision where one property begins and another ends.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture or shipment of products or our use of processes requiring such intellectual property.
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We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
Claims may be made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any claims, as our business grows, parties may attempt to take advantage of that growth and assert claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options, from formal legal action to obtaining a declaratory judgment of non-infringement, to the initiation of design changes. We intend to vigorously defend our intellectual property.
We are currently engaged in material intellectual property litigation against others who we believe are infringing on our rights. In addition, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. Our involvement in intellectual property litigation or disputes, including in respect of, but not limited to, our HPDI fuel system technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit, or such litigation or disputes are resolved in our favor. Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
Economic sanctions may impact the business of certain of our foreign subsidiaries and joint ventures.
Some of our foreign subsidiaries, joint ventures or future acquisitions may sell products to customers in countries whose companies, governments, and people may be subject to sanctions and embargoes imposed by, including but not limited to, the U.S., Canadian, and European Union governments. Although these sanctions and embargoes may not prohibit those foreign subsidiaries and joint ventures from selling products and providing services in these countries, they may prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are US, Canadian, and European citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. The constraints on our ability to have U.S., Canadian or European persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. We routinely monitor changes in economic sanctions laws and adapt our procedures to remain in compliance with such laws.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property, including potentially for claims due to the release of methane and other GHG. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, including those related to climate change, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines, penalties, compliance orders, injunctions, civil liability, or criminal sanctions, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
Failure to comply with privacy laws to which we are subject could harm the Company.
Our privacy policy is posted on our website, and any failure by us to comply with it or with privacy, data protection or security laws or regulations to which we are subject, that relate to the collection, use, retention, security and transfer of personally identifiable information could result in regulatory or litigation-related actions against us, legal liability, fines, damages, ongoing audit requirements and other significant costs. Substantial expenses and operational changes may be required in connection with maintaining compliance with such laws, and certain emerging privacy laws are still subject to a high degree of uncertainty as to their interpretation and application.
Additional or higher tariffs may impact the demand for our products.
Increases in trade conflicts and protectionism, as well as political developments, could result in additional or higher tariffs on our products and raw materials needed from our suppliers. These tariffs could cause demand for our products to drop and costs to increase, which could have an adverse effect on our business and profitability.

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Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price has been and could in the future be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations; new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key employees; general market conditions; and other events or factors, many of which may be beyond our control. Therefore, you bear the market risk associated with fluctuations in the price of our Common Shares. Unstable market conditions could cause the trading price of our Common Shares to decline or fluctuate in a rapid or unpredictable manner and, in that case, investors could lose all or part of their investment in such securities. Additionally, our Common Share price has historically been strongly correlated with the differential between the price of natural gas, diesel fuel and crude oil. The price of such commodities has been subject to significant volatility. See "Market for Securities" for the 52-week trading price of our Common Shares.
There can be no assurance that the current trading price will be maintained, and it is possible that our Common Share price could drop significantly. In addition, future sales of substantial amounts of our Common Shares, or securities convertible into or exchangeable for shares of our Common Shares, into the public market, or the perception that those sales could occur, could negatively affect the market price of our Common Shares and our ability to raise capital in the future. An issuance of additional Common Shares could also dilute the percentage ownership interest and corresponding voting power of the existing holders of such securities. Holders of our Common Shares are not entitled to preemptive rights or other protections against dilution.
Litigation, including litigation due to Common Share price volatility or other factors, could cause us to incur substantial costs and divert our management's time and attention.
From time to time, we may become involved in, or become liable for legal, contractual, and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others, including litigation related to the volatility of our Common Shares and investigations or reviews by regulatory bodies. If we become involved in signification litigation, investigations or reviews by regulatory bodies or other proceedings in the future, it could result in substantial costs and diversion of management’s attention and resources and could adversely affect our financial condition, business, and prospects. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.
We do not currently pay and do not anticipate paying any cash dividends on our Common Shares in the near future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors our Board may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held to produce passive income. Our assets' market value may be determined largely by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the
WESTPORT FUEL SYSTEMS INC. 2023 ANNUAL INFORMATION FORM | 28

"Exchange Act") and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
To maintain our status as a foreign private issuer, most of our Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system ("MJDS"). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements of the Nasdaq Listing Rules that are available to foreign private issuers.
U.S. investors may not be able to obtain enforcement of civil liabilities against us.
The enforcement by investors of civil liabilities under the U.S. federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this AIF, are residents of Canada or otherwise reside outside the U.S., and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S. It may not be possible for investors to effect service of process within the U.S. on certain of our directors and officers or the experts named in this AIF or enforce judgments obtained in the U.S. courts against us, certain of our directors and officers or the experts named in this AIF based upon the civil liability provisions of U.S. federal securities laws or the securities laws of any state of the U.S.
There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this AIF. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this AIF to enforce liabilities based solely upon U.S. federal or state securities laws.
WESTPORT FUEL SYSTEMS INC. 2023 ANNUAL INFORMATION FORM | 29

Description of Capital Structure
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares") issuable in series with no par value. As of December 31, 2023, our issued share capital consisted of 17,174,502 Common Shares and no Preferred Shares. Our Board may at any time issue Preferred Shares in one or more series, each series consisting of such a number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions, and conditions attached to each series of Preferred Shares.
As more fully described below under "Description of Common Shares,” the holders of our Common Shares are entitled to notice of, to attend and to one vote per Common Share at all meetings of our shareholders. The holders of our Preferred Shares have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the Board shall have complete discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up the Company's affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

Description of Common Shares
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by the Board, and to receive Westport Fuel Systems' remaining property and assets upon dissolution or winding-up. The Common Shares are not subject to any future call or assessment, and there is no exchange, preemptive, conversion, redemption or retraction rights attached to the Common Shares.
The following table provides additional information regarding the outstanding Common Shares as well as Westport Fuel Systems outstanding performance share units ("PSUs"), restricted share units ("RSUs"), restricted phantom shares ("RPSs") and deferred share units ("DSUs") issued under our Omnibus Plan as of December 31, 2023.

WESTPORT FUEL SYSTEMS INC. 2023 ANNUAL INFORMATION FORM | 30

OUTSTANDING COMMON SHARES, PSUs, RSUs, RPSs & DSU's
Share Units
Shares Outstanding	17,174,502
PSUs
Outstanding	185,547
Exercisable
RSUs
Outstanding	158,390
Exercisable
RPSs
Outstanding	13,190
Exercisable
DSU's
Outstanding	32,500
Exercisable

Total	17,564,129

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Market for Securities
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "WPRT.” The following table sets forth the market price ranges (in Canadian dollars) and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated:

TSX (WPRT) in Canadian Dollars
Period	High (C$)	Low (C$)	Close (C$)	Volume
January 2023	14.00	10.40	13.70	181,270
February 2023	18.00	13.40	15.80	259,000
March 2023	18.40	11.00	12.70	276,410
April 2023	13.00	9.40	9.70	148,520
May 2023	10.70	8.90	9.40	114,040
June 2023	12.23	8.78	10.19	410,180
July 2023	15.74	9.89	14.45	721,000
August 2023	15.09	9.32	9.63	516,700
September 2023	10.24	8.04	8.23	281,000
October 2023	8.59	6.83	7.06	222,600
November 2023	10.38	7.08	9.83	323,800
December 2023	10.64	8.61	8.72	193,200
January 2024	8.95	7.27	8.42	178,100
February 2024	9.24	7.38	8.40	162,900
March 2024 (until March 18)	8.98	7.32	8.08	145,100

The outstanding Common Shares are also listed and posted for trading on the Nasdaq Global Select Market (“NASDAQ”) under the trading symbol "WPRT.” The following table sets forth the market price ranges (in US dollars) and the aggregate volume of trading of the Common Shares on the NASDAQ for the periods indicated:

NASDAQ GLOBAL SELECT MARKET (WPRT)
Period	High ($)	Low ($)	Close ($)	Volume
January 2023	10.30	7.70	10.20	721,210
February 2023	13.40	9.90	11.60	1,051,100
March 2023	13.40	8	9.5	1,294,560
April 2023	9.80	7.00	7.4	1,011,240
May 2023	8.1	6.5	7.1	754,590
June 2023	9.15	6.40	7.67	1,419,100
July 2023	12.00	7.40	10.98	1,885,900
August 2023	11.38	6.87	7.15	1,420,000
September 2023	7.44	5.97	6.06	689,300
October 2023	6.08	4.90	5.09	854,000
November 2023	7.68	5.04	7.21	1,071,100
December 2023	7.86	6.50	6.62	912,200
January 2024	6.70	5.51	6.31	818,800
February 2024	6.85	5.55	6.20	703,100
March 2024 (until March 18)	6.68	5.43	5.98	686,800
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In the twelve-month period ended December 31, 2023, Westport granted the following RSUs, RPSs, PSUs and DSUs pursuant to the Westport Fuel Systems Omnibus Plan. The following grants are in Canadian dollars.

WESTPORT FUEL SYSTEMS OMNIBUS PLAN GRANTS IN UNITS AND CANADIAN DOLLARS*

Date	Number of Securities Granted (RSUs)	Number of Securities Granted (PSUs)	Number of Securities Granted (RPSs)	Number of Securities Granted (DSUs)	Per Share Market Value of Shares Underlying Securities at Time of Unit Issuance ($CDN)
March 21, 2023	139,350				$17.80
May 11, 2023	8,207			77,627	$10.20
March 21, 2023		150,155			$13.80
September 20, 2023		35,210			$9.44
September 19, 2023				24,579	$9.53

*For the year ended December 31, 2023 the Company awarded 102,206 DSU's to be cash-settled when the vesting conditions are met

Prior Securities Issued
No securities of Westport Fuel Systems not listed or quoted on any exchange were issued during the year ended December 31, 2023, other than RSUs, RPSs, and PSUs. Additional information with respect to the issuance of securities under Westport’s equity compensation plan during the most recently completed financial year will be outlined in the Company Management Information Circular in respect of its 2024 Annual General Meeting of Shareholders which is expected to be held on June 13, 2024, and which will be made available on the SEDAR website.

Dividend Policy
To date, we have not paid out any dividends on our Common Shares, and any future dividends will be declared at the Board's discretion. Future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cash flow and achieving profitability, the financial requirements to fund growth, our general financial condition, and other factors that the Board may consider appropriate in the circumstances. Under some of our credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our lenders.

Directors and Executive Officers

Board of Directors
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until their successor is appointed or until the next annual general meeting of shareholders at which time they may be re-elected or replaced. The following tables set forth the names and municipalities of residence of all the current members of our Board and named executive officers, as well as the positions and offices held by such persons in the last five years, their principal occupations and in case of the directors, the month and year in which they became directors.
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NAME AND MUNICIPALITY OF RESIDENCE	OFFICE	PRINCIPAL OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS	DIRECTOR SINCE
BUCHIGNANI, MICHELE(1) Vancouver, BC Canada	Director	Corporate Director; CEO of McLean Drive Consulting Ltd since 2010; Managing Partner of McLean Drive Holdings LP since 2012.	March 2018
EPRILE, BRENDA(2) Toronto, ON Canada	Director	Corporate Director	October 2013
FORST, RITA(3) Doersdorf, Germany	Director	Self-employed consultant since 2015, Corporate Director	April 2020
GUGLIELMIN, TONY(4) Vancouver, BC Canada	Director and Interim Chief Executive Officer	Interim CEO of Westport Fuel Systems from August 22, 2023, to January 16, 2024. Corporate Director, SVP and Chief Financial Officer of Ballard Power Systems from 2010 to 2021.	January 2021
HANCOCK, DAN(5) Indianapolis, IN USA	Director and Chair of the Board	Corporate Director and President of DMH Strategic Consulting since 2011.	July 2017
HODGE, PHILIP(6) Calgary, AB Canada	Director	President, Chief Executive Officer and Director of Pine Cliff Energy. Director of the Explorers and Producers Association of Canada.	January 2022
SCHALLER, KARL-VIKTOR(7) Munich, Germany	Director	Honorary Professor and Managing Director of kvs consulting, Executive Vice President Motorbike Engineering at BMW AG from April 2014 to July 2019.	April 2020
WHEATMAN, EILEEN(8) Petaluma, CA USA	Director	President of Douglas Telecommunications, Corporate Director, Vice-President and Director of Broadband One	April 2020

NOTES:
1.Chair of the Nominating and Corporate Governance Committee, member of the Human Resources and Compensation Committee and Interim Chair of the Audit Committee from August 22, 2023 - January 16, 2024. See note 4 below.
2.Chair of the Human Resources and Compensation Committee and member of the Audit Committee
3.Member of the Human Resources and Compensation Committee and of the Technology and Product Strategy Committee.
4.Chair of the Audit Committee (stepped down as Chair and member of Audit Committee on August 22, 2023 to assume the role of Interim CEO) and member of the Nominating and Corporate Governance Committee and the Technology and Product Strategy Committee. Resumed position as Chair of the Audit Committee and member of the Technology and Product Strategy Committee and Nominating and Corporate Governance Committee effective after January 16, 2024, after stepping down from his role as Interim CEO.
5.Member of the Human Resources and Compensation Committee, member of the Technology and Product Strategy Committee.
6.Member of the Audit Committee.
7.Chair of the Technology and Product Strategy Committee, member of the Audit Committee and Nominating and Corporate Governance Committee.
8.Member of the Human Resources and Compensation Committee and the Nominating and Corporate Governance Committee.
9.The Technology and Product Strategy Committee was disbanded on February 13, 2024 as a result of the announcement of the JV.

Audit Committee Matters
Mandate
The mandate of the Audit Committee as prescribed by the Board is set out in the Audit Committee Charter. The latest version of our Audit Committee Charter is attached as "Schedule B."
Composition
Each Audit Committee member is financially literate and can perform their responsibilities as a member on the Audit Committee based on their education and experience, as highlighted under the heading "Director Biographies". As of March 25, 2024 the following Directors serve as Audit Committee members.
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s

Audit Committee Member	Independent
Tony Guglielmin	Yes (Chair)
Brenda Eprile	Yes
Philip Hodge	Yes
Karl-Viktor Schaller	Yes

Reliance on Certain Exemptions
At no time since the commencement of Westport’s most recently completed financial year has the Company relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of National Instrument 52-110 Audit Committees ("NI 52-110"), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since our most recently completed financial year began was the Audit Committee to recommend nominating or compensating an external auditor not adopted by the Board.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

Non-Audit Services
The SEC rules on auditor independence as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client's audit committee. In accordance with those rules, the Audit Committee has approved, adopted and made effective a preapproval policy as part of the Audit Committee Charter. That policy requires that any proposed audit and permitted non-audit services be provided by the external auditors to Westport Fuel Systems or its subsidiaries must receive prior approval from the Audit Committee. As a practical matter, the policy also contemplates that such proposals may be received and considered by the Audit Committee Chair (or such other member of the Audit Committee who may be delegated authority to approve audit and permitted non-audit services) for approval of the proposal on behalf of the Audit Committee, in which case the Audit Committee Chair will then inform the Audit Committee of any approvals granted at the next scheduled meeting.

External Auditor Fees and Services
The following table shows the aggregate fees relating to the years ended December 31, 2023, and 2022 billed to Westport by its independent registered public accounting firm or “external auditors,” KPMG LLP, and other members of its network globally. The following table is shown in Canadian dollars.

EXTERNAL AUDITOR FEES & SERVICES IN CANADIAN DOLLARS[30]
	12/31/2023	12/31/2022
Audit Fees	$ 2,446,268	$ 2,114,529
Audit-Related Fees	$ 37,946	$ 887
Tax fees	—	—
All Other Fees	$ 19,118	$ 9.269
Total (1)	$ 2,503,332	$ 2,142,685

NOTES:
1.Out-of-pocket costs incurred in connection with providing professional services, including reimbursed costs, technology, support and administration charges are included in the total.

WESTPORT FUEL SYSTEMS INC. 2023 ANNUAL INFORMATION FORM | 35

Audit Fees
Audit fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors for the audit of our annual financial statements and reviews of our quarterly financial reporting, and other services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
Audit-Related Fees
Audit-related fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors. Fees disclosed under this category are for assurance and related services of other entities or derivative projects and are not reported under the heading audit fees above.
Tax Fees
Tax fees represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network. Fees disclosed under this category are for professional services rendered for tax compliance, tax advice and tax planning.
All Other Fees
"Other Fees" represent the aggregate fees billed for each of the last two fiscal years for professional services rendered by the external auditors KPMG LLP, or other members of its network, which are not related to one of the categories described. Fees to be disclosed under this category include all products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

Executive Officers
In 2023, Westport's executive team underwent a transition process, during which the make-up of the team changed, including the CEO role. In January 2024, Westport appointed Daniel Sceli as the Company’s new Chief Executive Officer and a member of the Westport Board of Directors -- assuming the role from Tony Guglielmin who served as Interim CEO from August 2023 through to January 16, 2024. The following table sets forth the names and location of residence of the current executive officers as well as the positions and offices held by such persons in the last five years and their principal occupations (please see table on next page).

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NAME AND MUNICIPALITY OF RESIDENCE	OFFICE	PRINCIPAL OCCUPATION AND POSITIONS DURING THE LAST FIVE YEARS
SCELI, DANIEL Ottawa, ON Canada	Chief Executive Officer (as of January 16, 2024)	Chief Executive Officer, 2019 to 2022 - Cadillac Products Automotive Company, Chief Executive Officer, 2008 to 2019 - Peterson American Corporation.
LARKIN, WILLIAM Lake Forest, CA USA	Chief Financial Officer	Chief Financial Officer since December 2022, previously Chief Financial Officer June 2019 to August 2022 - Akumin Inc./Alliance HealthCare Services, Inc. - (Akumin - September 2021- August 2022; Alliance - June 2019 - August 2021 (Alliance was Acquired by Akumin on September 1, 2021), Chief Financial Officer (October 2016 to March 2019) - Southwest Dealer Services, Inc.
FOLLETT, LANCE Surrey, BC Canada	Chief Legal Officer and Executive Vice President	Chief Legal Officer and Executive Vice President since 2020, previously Senior Vice President of Corporate Development and Intellectual Property, 2017 to 2020. Vice President of Corporate Development 2013 to 2017.
VAN AERLE, BART Eindhoven, Netherlands	Executive Vice President, IAM & LD OEM	Vice President since 2020 in conjunction with serving as CEO, Prins (subsidiary of Westport) since 2000.
JOHANSSON, ANDERS Billdal, Sweden	Vice President	Vice President, Heavy Duty OEM & General Manager, Sweden, since April 2019; previously, Managing Director, Sweden December 2014 to March 2019.
BAKER, SCOTT Vancouver, BC Canada	Vice President	Vice President, Engineering and General Manager, Vancouver Operations since April 2019; previously Vice President, Heavy Duty OEM November 2017 to March 2019.
MANCUSO, JAMES Burlington, ON Canada	Vice President	Vice President, Hydrogen and CNG Components since April 2023; previously General Manager, GFI Product line September 2017 to March 2023.
GUGLIELMIN, TONY1 Vancouver, BC Canada	Director and Interim Chief Executive Officer	Interim Chief Executive Officer from August 2023 to January 2024, Corporate Director since January 2021, previously SVP and Chief Financial Officer of Ballard Power Systems from 2010 to 2021.
REDON, FABIEN2 San Diego, CA USA	Chief Technical Officer	Chief Technology Officer from April 2023 to February 26, 2024, previously, Executive Vice President and Chief Technology Officer September 2018 to April 2023 Achates Power Inc. Vice President, Development - January 2018 to August 2018 – Achates Power Inc. Vice President Development. Vice President Technology Development - December 2012 to December 2017 – Achates Power Inc.
SMITH, TIM3 Perrysburg, Ohio, USA	Executive Vice President and Chief of Staff	Executive Vice President and Chief of Staff from November 2020 to December 31, 2023, 39 years of commercial transportation industry experience at a variety of technical, management, and executive roles at Navistar now part of TRATON group), Daimler Trucks North America, and Dana Corporation.
Notes:
1) Tony Guglielmin served as Interim CEO from August 22, 2023, through to January 16, 2024.
2) Fabien Redon served as CTO from May 1, 2023, until his resignation on February 26, 2024.
3) Tim Smith served as Executive Vice President and Chief of Staff until December 31, 2023.

Shareholdings of Directors and Executive Officers

As of March 18, 2024, our Board members and executive officers as a group beneficially owned, directly or indirectly, 104,543 of our Common Shares, representing approximately 0.6070% of the 17,223,154 Common Shares outstanding on such date.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than described below, none of the directors or executive officers is, as of the date of this AIF, or was within ten years before the date of this AIF, a director, CEO or CFO of any company (including Westport Fuel Systems) that: (i) was subject to a cease trade, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation (each, an "Order") for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO; or (ii) was subject to such an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.
Other than as described below, none of the directors or executive officers, or, to our knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, is, as of the date of this AIF, or has been within the ten years before the date of this AIF, a director, executive officer or CFO of any company (including
WESTPORT FUEL SYSTEMS INC. 2023 ANNUAL INFORMATION FORM | 37

Westport Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
None of the directors or executive officers (in their personal capacity), or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.
None of the directors or executive officers, or, to the Company's knowledge, shareholders holding a sufficient number of securities of the Company to materially affect the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Conflicts of Interest
Certain directors and officers of Westport Fuel Systems may currently, or in the future, also serve as directors and/or officers of other entities that may be involved in the same industry as Westport, or have competing interests, and therefore it is possible that a conflict may arise between their duties as directors or officers of Westport Fuel Systems and their duties as directors and/or officers of such other companies. Such potential conflicts are described in the director and officer biographies included in this AIF.
Westport and the directors attempt to minimize such conflicts. If such a conflict of interest arises at a meeting of the Board, a director who has such a conflict is required to communicate such conflict to the Board and abstain from voting for or against the approval of such items of which they are conflicted. In appropriate cases, Westport will establish a special committee of independent directors to review a matter in which directors, or management, may have a conflict. In accordance with the requirements of the Business Corporations Act (Alberta), the directors of Westport are required to act honestly, in good faith and in the best interests of Westport. In determining whether or not Westport will participate in a particular transaction, the directors will primarily consider the potential benefits to Westport, the degree of risk to which Westport may be exposed, and its financial position at that time. Other than as indicated, Westport has no other procedures or mechanisms to deal with conflicts of interest. Other than as described above, there are no known existing or potential material conflicts of interest between Westport or any of its subsidiaries and any director or officer of Westport or of any of its subsidiaries.

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Material Contracts

EDC Loan Agreement

EDC is Canada's export credit agency, providing financing, insurance, bonding, trade knowledge and connections to support Canadian companies. To bolster liquidity and support the Westport LNG HPDI 2.0 fuel system program launch and commercialization, Westport entered into a $20 million secured term loan agreement in December 2017 with EDC (the “EDC Loan Agreement”). In 2020, the Company secured a $10 million non-revolving term credit facility (the "Term Facility"), which was subsequently amended to extend the term. It also amended the terms of the EDC Loan Agreement to extend the term to September 2022, defer principal payments and to recommence payment quarterly starting March 2021. In December 2021, the EDC Loan Agreement and the Term Facility were refinanced to a $20 million term loan with a maturity date of September 15, 2026. A copy of the Amended EDC Agreement is available on the SEDAR website.

Volvo Investment Agreement

On March 11, 2024, Westport entered into an investment agreement (the “Investment Agreement”) with Volvo, providing for the establishment of, and sale of a 45% interest in the JV to accelerate the commercialization and global adoption of Westport's HPDI fuel system technology for long-haul and off-road applications. Pursuant to the Investment Agreement, Westport will transfer all or substantially all of the assets applicable to the HPDI system related business currently carried on by Westport to the JV, following which Volvo will acquire a 45% interest in the JV for cash consideration of $28,350,000 subject to certain adjustments and holdbacks in accordance with the terms of the Investment Agreement, plus, subject to the satisfaction of certain earn out conditions, up to a further $45,000,000 (plus interest) as additional consideration, payable in the form of an earn out. A copy of the Investment Agreement is available on the SEDAR website.

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Legal and Regulatory Proceedings

A dispute with Uno Minda arose in July 2022 regarding Westport’s 50/50 joint venture in MWTL. The Asset Transfer Agreement for the sale of the assets of RBRC to MWTL expired on its terms without a request for extension by Minda. Discussions for the transfer of the RBRC assets continued, however, no agreement was reached, and the parties were at an impasse. Accordingly, Westport served a deadlock notice pursuant to the terms of the Joint Venture Agreement on October 11, 2022. Uno Minda rejected the deadlock notice and instead issued a dispute notice in October 2022 claiming a breach of the terms of the Joint Venture Agreement and resulting damages.

Westport believes that Uno Minda’s claim is substantially without merit and has issued a counter-claim for damages against Uno Minda. In December 2022, the Indian Court ordered a meeting of the parties as well as a mediation; both of which took place without success. In January 2023, Uno Minda issued a notice regarding the arbitration process. In September 2023, the parties entered into a Memorandum of Understanding that resolved all outstanding issues related to the legal proceedings. The definitive agreements contemplated in the Memorandum of Understanding have all been executed and upon closing, the parties have agreed to withdraw and discontinue all legal proceedings including the arbitration process that commenced. Closing is anticipated in Q2 of 2024.

On December 15, 2021, Westport filed patent infringement lawsuits against various auto manufacturers in the court of the Eastern District of Texas. The patents in question relate to directly actuated injection valve technology. On April 4, 2022, a third-party action was filed in the court of the Eastern District of Virginia for declaratory judgment of non-infringement of the 2 patents in question in the actions filed by Westport. In February of 2023, Westport’s motion to transfer the third-party action to the Eastern District of Texas was granted. Westport’s actions against the auto manufacturers are currently continued pending the results of the third-party action. Westport is represented in these lawsuits by counsel on a partial contingency basis. It also entered into an investment agreement with a funder pursuant to which the funder has agreed to fund certain fees and costs associated with the lawsuits.
Additional Information
Additional information regarding Westport can be found on the SEDAR website. Information as to directors' and officers' remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under our equity compensation plans, is contained in our most recent Management Information Circular.
Additional financial information is contained in our financial statements and MD&A for the year ended December 31, 2023, which should be read in conjunction with this AIF. Additional information relating to Westport Fuel Systems may be found on the SEDAR website.
Interests of Management and Others in Material Transactions
Other than as described below or elsewhere in this AIF, no director or officer of Westport, no person or company beneficially owning, or controlling or directing, directly or indirectly, more than ten percent (10%) of any class or series of the Company's outstanding voting securities, nor any associate or affiliate of such persons or companies, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Westport Fuel Systems.
Transfer Agent and Registrar
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750, Golden, CO 80401.
Interests of Experts
KPMG LLP are our auditors and have confirmed they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to Westport under all relevant U.S. professional and regulatory standards.

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Schedule "A": Forward-Looking Information

Certain statements contained in this AIF and in certain documents incorporated by reference in this AIF, constitute "forward-looking statements". When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. This AIF contains forward-looking statements pertaining to the following:

•the long-term replacement of fossil fuels with low/zero emissions propulsion systems for transportation (as set out, for example, under the heading “MARKET OVERVIEW - REGULATORY");

•the future role of LNG, biomethane and hydrogen in China’s transportation mix (as set out, for example under” MARKET OVERVIEW – REGULATORY – CHINA”);

•the future supply of demand for and costs of hydrogen (set out for example under "MARKET OVERVIEW - FUEL AVAILABILITY");

•Westport HPDI fuel system providing OEMs with an integrated solution with attractive price, performance and fuel economy (as set out, for example, under the heading "DESCRIPTION OF THE BUSINESS – OPERATING BUSINESS SEGMENTS - OEM");

•R&D activities positioning Westport HPDI fuel system for long-term compatibility with anticipated advancements in diesel base engine platforms (as set out, for example, under the heading "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT – HPDI FUEL SYSTEM");

•Westport H2 HPDI fuel system providing a high-pressure hydrogen fuel system solution with zero or near-zero CO2emissions, optimized performance and benefits in total cost of ownership and customers’ ability to preserve investments in capital and manufacturing infrastructure while achieving the goal of reducing their carbon footprint with Westport's H2 HPDI fuel system (as set out, for example, under the heading "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT - H2 HPDI FUEL SYSTEM");

•our ability to finalize the HPDI JV with Volvo and, once operational, accelerate the commercialization of Westport HPDI fuel system globally and realize certain performance benefits and efficiencies, including improving margins in our core business, expanding our customer base and strengthening our financial position (as set out, for example, under the heading "OUR BUSINESS HISTORY AND STRATEGY");

•the future demand for Westport Fuel Systems products, increasing adoption of alternative fuel for transportation, increasing penetration within our existing markets and expansion into new and emerging markets geographically, and continuing growth in the transportation sector and in the natural gas engine market (as set out, for example, under the headings "OUR BUSINESS AND STRATEGY - STRATEGY" and under the heading "RISK FACTORS", particularly under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and “We may not realize the anticipated benefits from joint ventures, investments, or acquisitions”);

•our ability to successfully launch new technology and market initiatives, integrate our products into existing engine OEM products, and to position the Westport HPDI fuel system for compatibility with advancements in diesel base engine platforms (as set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS", "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY", "INNOVATION AND RESEARCH AND DEVELOPMENT" and "RISK FACTORS");

•our ability to exploit opportunities in sustainable transportation fuel alternatives and adapt the Westport HPDI fuel system for operation with hydrogen (as set out, for example, under the heading "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY", and "INNOVATION AND RESEARCH AND DEVELOPMENT – RESEARCH AND DEVELOPMENT");

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•our ability to expand, exploit and protect our intellectual property (as set out, for example, under the headings "INNOVATION AND RESEARCH AND DEVELOPMENT – INTELLECTUAL PROPERTY" and "RISK FACTORS", particularly under the subheadings, "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

•our capital expenditure and investment programs (as set out, for example, under the headings "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY" and "RISK FACTORS", particularly under the subheadings "We may not realize the anticipated benefits from joint ventures, investments or acquisitions" and "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption");
•the future desirability and use of alternative fuel sources within the transportation industry and commodity prices and the fuel price differential between natural gas or LPG with diesel (as set out, for example, under the headings "MARKET DYNAMICS - NEAR TERM INDUSTRY CHALLENGES - FUEL PRICES" and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•ongoing relationships between us and our business partners (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheading “We could be adversely affected by the operations of our joint ventures and joint venture partners”);
•potential disputes regarding the rights and obligations of the parties and which may in the future arise under our agreements with our strategic partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheading " We could be adversely affected by the operations of our joint ventures and joint venture partners ");
•our ability to continue to compete with our competitors and their technologies, and the capital and operating costs of vehicles using our technologies relative to competing technologies (as set out, for example, under the headings "MARKET DYNAMICS - COMPETITIVE CONDITIONS AND ADVANTAGES" and "RISK FACTORS", particularly, under the subheading "Risks related to our business and the automotive industry");

•continuing growth in the transportation sector and in the natural gas engine market (as set out, for example, under the headings "MARKET OVERVIEW – MARKET SIZE" and "MARKET DYNAMICS - INDUSTRY GROWTH DRIVERS" and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•profit margins and production costs of engines incorporating our technologies, (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption", "Additional or higher tariffs may impact the demand for our products", "Warranty claims could be higher than forecasted" and "We have foreign currency risk");

•the further development of infrastructure supporting the application of natural gas or hydrogen as an alternative fuel (as set out, for example, under the heading “MARKET OVERVIEW – REGULATORY and "FUEL AVAILABILITY" and "RISK FACTORS", particularly under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

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•increasingly stringent environmental and emissions legislation and regulations in the future (as set out, for example, under the headings “MARKET OVERVIEW – REGULATORY” , "MARKET DYNAMICS - AUTOMOTIVE INDUSTRY TRENDS" and "RISK FACTORS" particularly under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "We could become liable for environmental damages resulting from our research, development or manufacturing activities");

•our ability to attract and retain employees (as set out, for example, under the heading "HUMAN RESOURCES AND RELATED POLICIES" and "RISK FACTORS", particularly under the subheading "We could lose or fail to attract the human capital necessary to run our business");

•demand for engines incorporating our technologies (as set out, for example, under the headings "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY" and "RISK FACTORS", particularly under the subheading, " The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption");

•our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and our adoption, timing and ability to meet certain accounting standards (as set out, for example, "RISK FACTORS", particularly under "Warranty claims could be higher than forecasted" and in our quarterly and annual financial statements);

•our future growth and the expected changes to the transportation sector (as set out, for example, under the headings "ABOUT WESTPORT FUEL SYSTEMS", "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY", and "MARKET OVERVIEW");
•our ability to predict if or when we will operate profitably or generate positive cash flows (as set out for example, under the heading "RISK FACTORS", particularly under the subheading "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected");

•our compliance with environmental regulations and regulatory policies and our ongoing assessments of targets for improving our commitment to environmental and social responsibilities (as set out, for example, under the headings "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY", "SOCIAL AND ENVIRONMENTAL POLICIES" and "RISK FACTORS", particularly, under the subheading, "We could become liable for environmental damages resulting from our research, development or manufacturing activities");

•the strategy of our Transportation segment (as set out, for example, under the heading "OUR BUSINESS HISTORY AND STRATEGY - STRATEGY"); and

•expected fluctuations in our revenues and results of operations (set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected", and "Warranty claims could be higher than forecasted").

Such statements reflect the management of Westport Fuel Systems’ current views with respect to future events and are subject to certain risks and uncertainties and are based upon several factors and assumptions. Actual results may differ materially from those expressed in the foregoing forward-looking statements due to several uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks. Such risks, uncertainties, factors and assumptions include, without limitation:

•supply of, demand for and price of lower/zero emission propulsion systems for transportation (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread

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adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•actions of government and governmental authorities, including, without limitation, implementation of emission and fuel consumption standards, the implementation of policies or other measures that promote the supply of and demand for LNG, biomethane and hydrogen (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate" and "We conduct business in foreign markets that carry risk");

•conditions in the hydrogen and other industries, including fluctuations in the supply, demand and price for hydrogen, including demand for hydrogen in transportation and the implementation of hydrogen fueling infrastructure (as set out, for example, under "RISK FACTORS", particularly, under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•market acceptance of our products (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "We could become subject to product liability claims");

•product development delays and delays in contractual commitments (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "We are dependent on relationships with our suppliers", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our limited production trials, commercial launch activities and field tests could encounter problems" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

•changing environmental legislation and regulations (as set out, for example, under "RISK FACTORS", particularly, under the subheadings "The market for engines with our fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption" and "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•the ability to attract and retain business partners (as set out, for example, under the heading "RISK FACTORS", particularly under the subheading "We may need or want to raise additional funds to grow our business and meet our financial obligations. If we cannot raise additional funds when we need or want them, our operations and prospects could be negatively affected");

•the success of our joint ventures (as set out, for example, under the heading “RISK FACTORS”, particularly under the subheading “We could be adversely affected by the operations of our joint ventures and joint venture partners”);

•the success of our business partners and OEMs with whom we partner (as set out, for example, under the heading "RISK FACTORS,” under the subheading " We could be adversely affected by the operations of our joint ventures and joint venture partners ");

•future levels of government funding and incentives (as set out, for example, under the heading "RISK FACTORS", particularly, under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•competition from other technologies (as set out, for example, under the heading, "RISK FACTORS", particularly under the subheadings "Risks related to our business and the automotive industry" and "The market for engines with our
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fuel systems may be limited or may take longer to develop than we anticipate and/or certain products may not achieve widespread adoption");

•price differential between CNG, LNG and LPG relative to petroleum-based fuels (as set out, for example, under the heading "RISK FACTORS,” under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•limitations on our ability to protect our intellectual property (as set out, for example, under the heading "RISK FACTORS,” under the subheading "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success");

•potential claims or disputes in respect of our intellectual property (as set out, for example, under the heading "RISK FACTORS,” under the subheadings "We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success" and "We could become engaged in intellectual property litigation or disputes that may negatively affect our business");

•limitations in our ability to successfully integrate acquired businesses (as set out, for example, under the heading "RISK FACTORS,” under the subheading "We may not realize the anticipated benefits from joint ventures, investments or acquisitions");

•limitations in the development of natural gas or hydrogen refueling infrastructure (as set out, for example, under the heading "RISK FACTORS,” under the subheading "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate");

•the ability to provide and access the capital required for research, product development, operations and marketing (as set out, for example, under the heading "RISK FACTORS");

•there could be unforeseen claims made against us (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We could become subject to product liability claims", "We could become liable for environmental damages resulting from our research, development or manufacturing activities", "We could become engaged in intellectual property litigation or disputes that may negatively affect our business" and "Natural gas, LPG, hydrogen and products that use these gases entail inherent safety and environmental risks that may result in substantial liability to us");

•our international business operations could expose us to factors beyond our control such as currency exchange rates, changes in government policy, trade barriers, trade embargoes, and delays in the development of international markets for our products (as set out, for example, under the heading "RISK FACTORS", particularly under the subheadings "We conduct business in foreign markets that carry risk", "Our growth is dependent on available refueling infrastructure, fuel price differentials and environmental regulations, policies and government incentives which may not persist or develop as we anticipate", "We could be adversely affected by the operations of our joint ventures and joint venture partners", "Our failure to strictly comply with anti-corruption laws could have a material adverse effect on our reputation and results of operations", and "Economic sanctions may impact on the business of certain of our foreign subsidiaries and joint ventures");

•other risks relating to our Common Shares including the ability of the Board to issue Preferred Shares at its discretion discussed in more detail in this AIF under the heading "Description of Capital Structure" (as set out, for example, under the heading "RISK FACTORS" particularly under the subheadings "Our Common Share price may fluctuate", "We do not currently pay and do not anticipate to pay any cash dividends on our Common Shares in the foreseeable future; therefore, our shareholders may not be able to receive a return on their Common Shares until they sell them", "If we are characterized as a Passive Foreign Investment Company ("PFIC"), U.S. holders may be subject to adverse U.S. federal income tax consequences", "As a foreign private issuer, we are subject to different U.S. securities laws and

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rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders", "We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us," and "U.S. investors may not be able to obtain enforcement of civil liabilities against us"); and

•risk of conflict related to directors and officers of Westport Fuel Systems who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as Westport Fuel Systems, as discussed in more detail in this AIF under the heading "Conflicts of Interest."

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this AIF. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. The forward-looking statements in this AIF are expressly qualified by this cautionary statement.
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Schedule "B": Charter of the Audit Committee
REVIEWED AND ACCEPTED BY THE BOARD OF DIRECTORS ON MARCH 11, 2022

1.0 PURPOSE OF THE CHARTER
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Fuel Systems Inc. (“WFS”), established to assist the Board in fulfilling its oversight responsibilities with respect to:
•WFS’s accounting and financial reporting processes and audits of its financial statements;
•the integrity of WFS’s financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;
•WFS’s risk assessment and risk management processes, including assessment of significant financial and accounting risk exposures and actions taken to mitigate these risks;
•the effectiveness of systems implemented and maintained by WFS management (“Management”) to manage those risks, in particular with regard to internal controls and critical information systems pertaining to financial reporting;
•compliance with legal and regulatory requirements and the promotion of legal and ethical conduct;
•the independence and qualifications of the external auditors; and
•the performance of WFS’s internal audit function and external auditors.
This Charter (the "Charter") has been adopted by the Board to assist the Committee in the exercise of its duties and responsibilities.

2.0 AUTHORITY
The Committee has unrestricted access to WFS personnel and documents and to its external auditor and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and the Committee Chair (as defined below) is empowered, in his or her discretion, and in consultation with the Chairperson of the Board (the "Board Chair"), to retain independent counsel and other professional advisors at WFS’s expense. The Committee shall set the compensation, and oversee the work, of any such outside counsel and other advisors retained by the Committee.
The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee. The Committee is entitled to appropriate funding, with respect to compensation set and determined solely by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for any expenses necessary for the Committee to carry out its duties.
3.0 LIMITATIONS OF THE AUDIT COMMITTEE’S ROLE
While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that WFS financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and conducting audits. Management is responsible for preparing complete, accurate financial statements in accordance with generally accepted accounting principles.
4.0 COMPOSITION
The Committee shall consist, at a minimum, of three members of the Board, each of whom shall be affirmatively determined to be financially literate by the Board, and one of whom shall be designated the Chair (the “Committee Chair”), as annually appointed by the Independent Directors (as that term is defined in the Charter of the Board) (the “Independent Directors”). The Committee shall be composed solely of Independent Directors. Unless approved by the Board Chair, no Director may serve on the Committee if, including the membership on the Committee, they sit on more than three public company audit committees. No member of the Committee shall have participated in the preparation of WFS’s or any of its subsidiaries’ financial statements at any point during the last three years. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as an “audit committee financial expert”, as defined by Item 407(d)(5) of Regulation S-K and be financially sophisticated as described in Section 5605(c)(2)(A) of the Nasdaq Manual.

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5.0 MEETINGS
Regular meetings of the Committee shall be held at least four times per year at such times and places as it deems necessary to fulfill its responsibilities. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as Westport’s other financial disclosures and related compliance matters. Additional meetings may be called as often as the Committee deems necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Committee Chair, is required for each meeting. If a quorum is present at a meeting, a majority of the members of the Committee in attendance at such meeting is required to approve any matter decided by the Committee at such meeting. Matters may be decided outside of a meeting by the unanimous written consent of all members of the Committee. The Committee is governed by all other procedural rules regarding meetings, actions without meetings, notice and waiver of notice as are applicable to the Board.
The Committee Chair shall, in consultation with the Board Chair, Management and the internal and external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Committee Chair. The Committee shall meet in executive session with the Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee and Westport’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual), shall also meet in executive session to review legal matters that, in Management or the Committee’s opinion, may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of WFS or with the secretary of the meeting and circulated to all Board members.
6.0 ROLE AND RESPONSIBILITIES OF THE COMMITTEE
The following paragraphs outline the principal responsibilities and duties of the Committee in carrying out its purpose outlined in Section 1 of this Charter. These responsibilities and duties should serve as a guide, with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of evolving circumstances and legal and regulatory requirements. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purpose of the Committee outlined in Section 1 of this Charter.
6.1 Oversight of the External Auditors
The Committee is responsible for recommending to the Board:
•the selection of an independent, registered, external audit firm for the purpose of auditing Westport’s annual financial statements and internal controls over financial reporting;
•the retention of such external auditors;
•the compensation of the external auditors; and
•the selection, retention, compensation and oversight of any other registered public accounting firm engaged for the purpose of preparing or issuing audit reports or performing any other audit, review, or attest services for Westport.
The Committee shall evaluate, on at least an annual basis, the qualifications, performance and independence of the external auditors. The Committee is responsible for ensuring that it receives from the external auditors a formal written statement delineating all relationships between the external auditors and Westport and its subsidiaries, consistent with the standards described in Section 5605(c)(1)(B) of the Nasdaq Manual, and is responsible for actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditors.
As part of its oversight of auditor independence, the Committee shall also review and approve Westport’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.
Regarding overseeing the work of external auditors, the Committee is responsible for the following activities:
•approving the audit scope and engagement fees;
•reviewing the results of their work;
•establishing policies and procedures for the Committee’s pre-approval of permitted services on an on-going basis;
•pre-approving any permitted non-audit services or delegating such authority to the Committee Chair;
•evaluating their performance and at least annually, receiving input from WFS’s CEO and/or the CFO on audit quality, quality of engagement team, and relationship with the auditors; and
•resolving any disagreements between Management and external auditors regarding financial reporting.
Westport’s external auditors shall report directly to the Committee. The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the
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most recent internal quality control review, peer review, the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm, (c) any steps taken to deal with any such issues and (d) all relationships between the external auditors and WFS or any of its subsidiaries. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, considering the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the external auditor’s qualifications, performance and independence to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of WFS’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting WFS; and (g) significant changes to Westport’s accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with the external auditors and Management: (a) all critical accounting policies and practices to be used in an audit; (b) any issues and disclosure requirements regarding: (1) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies; (2) any off-balance sheet arrangements; and (3) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk; (c) other material written communications between the auditors and Management; and (d) any other matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard No. 1301, Communications with Audit Committees.
The Committee shall monitor the audit partners’ rotation required by law.
6.2 Oversight of Risk Management Processes Pertaining to Financial Reporting
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for monitoring the range of risks pertaining to Westport’s financial reporting and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:
•have the primary oversight role with respect to processes in place for identifying and monitoring the management of the principal risks that could impact the financial reporting of Westport; and
•assess, as part of its oversight of the system of internal controls and critical information systems pertaining to financial reporting, the effectiveness of the overall process for identifying business and financial risks impacting Westport and provide its views to the Board.
6.3 Oversight of Internal Control
The Committee shall have the responsibility to review and monitor that Management has designed and implemented an effective system of internal control and critical information systems pertaining to financial reporting and to provide any recommendations with respect to such systems to the Board.
Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.
6.4 Oversight of Legal and Regulatory Compliance Pertaining to Financial Reporting and Promotion of Legal and Ethical Conduct
The Committee shall consult periodically with Management with respect to Westport’s policies and procedures regarding compliance with applicable laws and regulations pertaining to financial reporting and with Westport’s Code of Conduct. The Committee shall consult with Westport’s Chief Legal Officer (or, in the event no individual currently has such title, the individual filling the role typically associated with such title in replacement for such individual) with respect to any significant legal and regulatory matters that may have a significant impact on Westport’s financial statements or compliance policies pertaining to financial reporting.

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The Committee shall oversee the implementation, operation and effectiveness of Westport’s mechanisms for the receipt, retention and treatment of complaints regarding Westport’s accounting, internal controls or auditing matters and the confidential, anonymous submission by Westport employees of concerns regarding questionable accounting or auditing matters. In this regard, the Committee shall have responsibility for the implementation and periodic review, not less than annually, of Westport’s Whistleblower Policy and related communication channels.
The Committee shall carry out such other specific responsibilities regarding the Board’s oversight of WFS’s compliance with all applicable laws and regulations, as may be delegated by the Board to the Committee.

6.5 Oversight of Continuous Disclosure Obligations, Financial Reporting and Other External Reporting
The Committee shall satisfy itself that Management has developed and maintains appropriate programs and policies regarding continuous disclosure obligations applicable to WFS and will have oversight over such programs and policies to effectively communicate with its stakeholders.
Prior to public disclosure, the Committee shall review the following:
•the draft and final quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and
•other draft timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
The Committee shall review and approve the final quarterly financial statements and related MD&A of Westport. The Committee shall additionally review and recommend to the Board the approval of the final Westport annual financial statements and related MD&A.
In each instance where a draft is reviewed, the CFO of Westport or his or her delegate shall affirm, in writing or via e-mail, to Committee members that no significant changes have been made to the draft other than those specifically agreed to by the Committee for inclusion or such draft shall be re-circulated to the Committee.
In discharging its responsibilities, the Committee will review:
•all critical accounting policies and practices used or to be used by Westport and changes in the selection and application of accounting principles;
•significant financial reporting issues that have arisen in connection with the preparation of such financial statements;
•analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;
•matters considered by Management’s Disclosure Committee in its review of quarterly, annual and other timely disclosure documents before submission; and
•the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditors any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditors in the course of performing their audit work, including any restrictions on the scope of their activities or their access to information and any significant disagreements with Management.
The Committee shall also review and assess the adequacy of the reporting systems and related internal controls developed and implemented by Management in connection with disclosures relating to environmental, social and governance (“ESG”) matters and other non-financial data included in Westport's Sustainability Reports.
6.6 Oversight of Internal Audit
The Committee shall:
•review and approve Westport’s internal audit department’s annual audit plan and all major changes in the plan;
•review and discuss with the internal auditors the scope, progress and results of executing the internal audit plan;
•receive reports on the status of significant findings, recommendations and Management’s responses;
•review the reporting relationship, activities, staffing, organizational structure and credentials of the Internal Audit Department;
•review and concur in the appointment, replacement, reassignment, or dismissal of the Internal Audit Director, who shall have direct access to the Committee; and
•review the annual performance of the internal audit function.
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6.7 Related Companies Financial Results
Westport’s audited consolidated financial statements may include the results of other companies, in whole or in part, in which Westport's maintains an equity interest. The Committee shall establish a coordination and communications framework with the accountants, auditors and, where applicable, audit committees of these companies. The Committee shall satisfy itself that WFS’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6.8 Related Party Transactions
The Committee shall review, approve, or ratify, any transaction between WFS and any related person (as defined in Item 404 of Regulation S-K under the United States Securities Act of 1933, as amended) on an ongoing basis.
6.9 Approval of Audit and Permitted Non-Audit Services Provided by the External Auditors
Over the course of any year there will be two levels of approvals that will be provided. The first is the existing annual Committee approval of the audit engagement and identifiable permitted non-audit services for the coming year. The second is in-year Committee pre-approvals of proposed audit and permitted non-audit services as they arise.
Any proposed audit and permitted non-audit services to be provided by the external auditors to Westport's or its subsidiaries must receive prior approval from the Committee. The CFO of Westport's, or his or her delegate, shall act as the primary contact to receive and assess any proposed engagements from the external auditors. The Committee shall not approve any non-audit services to be provided by the external auditors to WFS where either: (i) the sum of non-audit fees are expected to exceed the sum of audit fees, audit-related fees and permitted tax compliance/preparation fees; or (ii) the sum of audit fees and audit-related fees is expected to total less than 50% of Westport's overall fees payable to Westport’s external auditor (excluding fees resulting from one time transactions). The Committee shall satisfy itself of the adequacy of any public disclosure related to the audit fees paid to the external auditors.
The Committee is also authorized to approve non-audit services that may be provided by a party that is not the external auditors. Examples may be consulting advice relating to financial statements, tax advice and tax consulting services, or any other consulting services that the Committee determines that it will obtain from any party that is not the external auditors.
In the majority of such instances, proposals may be received and considered by the Committee Chair (or such other member of the Committee who may be delegated authority to approve audit and permitted non-audit services), for approval of the proposal on behalf of the Committee. The Committee Chair will then inform the Committee of any approvals granted at the next scheduled meeting.
7.0 OTHER RESPONSIBILITIES
1.Review of Charter. The Committee shall review and reassess the adequacy of this Charter at least annually and recommend to the Board any amendments or modifications to its Charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.
2.Annual Performance Evaluation. At least annually, as part of the Board’s and its committee self- assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to WFS’s Nominating and Corporate Governance Committee.
3.Audit Committee Information in the AIF. The Committee shall review and recommend for Board approval the Audit Committee information required to be included in WFS’s Annual Information Form (“AIF”)/Form 40F, in compliance with applicable regulations.
4.Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.
5.Other Activities. The Committee shall perform any other activities consistent with this Charter, WFS’s bylaws, and governing laws that the Board or Committee determines are necessary or appropriate.

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